EXECUTION VERSION

DATED 30 JUNE 2023

ATENTO LUXCO 1 S.A.
as the Issuer

ATENTO S.A.
as the Company

ATENTO MEXICO HOLDCO S. DE R.L. DE C.V.
as Atento Mexico

GLAS SPECIALIST SERVICES LIMITED
as Lock-Up Agent

THE ENTITIES NAMED IN SCHEDULE 1
as Guarantors

and

THE ENTITIES NAMED IN SCHEDULE 2
as Original Participating Creditors

RESTRUCTURING SUPPORT AGREEMENT

CONTENTS

THIS AGREEMENT (the "**Agreement**") is dated 30 June 2023 and made between:

(1) **ATENTO LUXCO 1 S.A.**, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B170329 (the "**Issuer**");

(2) **ATENTO S.A.**, a public limited liability company (*société anonyme*) incorporated and existing under the laws of the Grand Duchy of Luxembourg, with its registered office at 1, rue Hildegard Von Bingen, L-1282 Luxembourg, registered with the Luxembourg Register of Commerce and Companies (R.C.S. Luxembourg) under number B185761 (the "**Company**");

(3) **ATENTO MEXICO HOLDCO S. DE R.L. DE C.V.**, a *Sociedad de responsabilidad limitada de capital variable* incorporated and existing under the laws of Mexico, with its registered office at Monterrey 100, Col. Roma, 06700, Ciudad de México, México ("**Atento Mexico**");

(4) **GLAS SPECIALIST SERVICES LIMITED**, a limited company incorporated and existing under the laws of England and Wales with its registered office at 55 Ludgate Hill, Level 1 West, London EC4M 7JW, United Kingdom, registered under number 10784614 (the "**Lock-Up Agent**");

(5) **THE ENTITIES** listed in Schedule 1 (*The Guarantors*) as the guarantors (the "**Guarantors**"); and

(6) **THE ENTITIES** listed in Part 1 of Schedule 2 (the "**Original Participating Existing 2025 Notes Purchasers**"), and Part 2 of Schedule 2 (the "**Original Participating 2026 Noteholders**"), as original participating creditors (collectively, the "**Original Participating Creditors**"),

together the "**Parties**" and each a "**Party**".

RECITALS

(A) The Group is a leading global provider of customer relationship management and business process outsourcing.

(B) The Issuer and Atento Mexico are borrowers of and certain subsidiaries of the Issuer are guarantors of, a US$ 43,000,000 super senior revolving credit facility pursuant to the SSRCF Agreement (the "**SSRCF**").

(C) The Issuer is the issuer of, and the Company and certain subsidiaries of the Company are guarantors of, the US$ 500,000,000 8.000 per cent. senior secured notes due 2026 issued pursuant to the 2026 Notes Indenture (the "**2026 Notes**").

(D) The Issuer is the issuer of, and the Company and certain subsidiaries of the Company are, guarantors of the US$ 39,600,000 20.000 per cent. senior secured notes due 2025 issued pursuant to the Existing 2025 Notes Purchase Agreement (the "**Existing 2025 Notes**").

(E) The Issuer entered into certain cross-currency interest rate swap arrangements with Goldman Sachs International pursuant to a 2002 ISDA Master Agreement dated 10 August 2017 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in

connection therewith, as such Confirmations and Transactions are defined therein, the "**GSI Master Agreement**"). The Issuer and Goldman Sachs International agreed to consensually unwind the open Transactions under the GSI Master Agreement on 1 June 2023 and certain amounts under the GSI Master Agreement are presently due and payable by the Issuer to GSI.

(F) The Issuer entered into certain cross-currency interest rate swap arrangements with Nomura International Plc pursuant to a 2002 ISDA Master Agreement dated 23 January 2013 and amended and restated on 10 August 2017 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in connection therewith, as such Confirmations and Transactions are defined therein, the "**Nomura Master Agreement**"). The Issuer and Nomura International Plc agreed to consensually unwind the open Transactions under the Nomura Master Agreement on 5 June 2023 and certain amounts under the Nomura Master Agreement are presently due and payable by the Issuer to Nomura.

(G) The Issuer entered into certain cross-currency interest rate swap arrangements with Morgan Stanley Capital Services LLC pursuant to a 2002 ISDA Master Agreement dated 1 April 2019 (as amended and supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all Confirmations exchanged pursuant to Transactions entered into in connection therewith, as such Confirmations and Transactions are defined therein, the "**MS Master Agreement**", and together with the GSI Master Agreement and the Nomura Master Agreement, the "**Swap Agreements**" and each a "**Swap Agreement**", and the Transactions governed thereby, the "**Swap Transactions**"). The Issuer and Morgan Stanley agreed to consensually unwind the open transactions under the MS Master Agreement on 2 June 2023 and certain amounts under the MS Swap Agreement are presently due and payable by the Issuer to MS.

(H) The Issuer, the SSRCF Lender, the Swap Providers and the 2026 Notes Trustee are each parties to the Existing Intercreditor Agreement.

(I) On or around the date of this Agreement, the Issuer shall issue, and certain subsidiaries of the Issuer shall guarantee, the first tranche of the US$ 30,000,000 20.000 per cent. senior secured notes pursuant to the New Money 2025 Notes Purchase Agreement (the "**New Money 2025 Notes**"). Subsequent tranches of the New Money 2025 Notes shall be issued in accordance with the conditions set out in the New Money 2025 Notes Terms and Conditions.

(J) On the date of this Agreement, the Issuer shall issue, and the Company and certain subsidiaires of the Company shall guarantee, the US$ 66,200,000 20.000 per cent. junior secured notes pursuant to the New Junior Lien Notes Purchase Agreement (the "**New Junior Lien Notes**"). The New Junior Lien Notes shall be issued to the SSRCF Lender, the Swaps Providers and the 2026 Noteholders to the extent that any of them purchases New Money 2025 Notes on the date of this Agreement such that their respective Debt is exchanged at the Roll Up Ratio.

(K) On or around the date of this Agreement, the Issuer, the Existing 2025 Notes Agent and the New Money 2025 Notes Agent shall enter into the New Money Interecreditor Agreement. Before the End Date, the Junior Lien Notes Agent shall accede to the New Money Intercreditor Agreement.

(L) The Group finds itself in financial difficulties and the Group and the Original Participating Creditors (together with their professional advisors) have been engaged in negotiations with a view to stabilising the position of the Group and to formulate a long-term financially viable solution for the Group.

(M) The Group has reached an agreement with the Original Participating Creditors on the high-level terms of the Restructuring, which are set out in Schedule 5 (*Restructuring Term Sheet*) to this Agreement. The Issuer is seeking to secure the consent of the required majorities of Participating Creditors to support implementation of the Restructuring via the In-Court Proceedings.

(N) In order to effect the Restructuring, the Participating Creditors and the Group hereby agree to take such necessary action as to facilitate the Restructuring and provide such standstills, waivers, and amendments in order to prevent any default under the Debt Documents, in each case subject to the terms set forth herein.

(O) Given the above, the Parties have agreed to enter into this Agreement in order to obtain the requisite support for the Restructuring and to facilitate the implementation of the Restructuring subject to the terms and conditions of this Agreement.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"**2026 Noteholder**" has the meaning given to the term "Holder" in the 2026 Notes Indenture.

"**2026 Notes**" has the meaning given in Recital (C).

"**2026 Notes Documents**" has the meaning given to the term "Note Documents" in the 2026 Notes Indenture and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**2026 Notes Indenture**" means the indenture dated 10 February 2021 and entered into between, *inter alios*, the Issuer, the 2026 Notes Trustee and the Security Agent, and the Company and certain of its Subsidiaries as original guarantors governing the 2026 Notes, as amended, varied and supplemented from to time.

"**2026 Notes Trustee**" means Wilmington Trust, National Association as trustee in respect of the 2026 Notes or any successor trustee under the 2026 Notes Indenture.

"**Accession Letter**" means a document in the form set out in Schedule 3 (*Form of Accession Letter*).

"**Ad-Hoc Group**" means the ad-hoc group of Participating Creditors as constituted from time to time who are advised by the Ad-Hoc Group's Advisors, provided that the Ad-Hoc Group's Advisors shall promptly notify the Issuer of any Additional Participating Creditors joining the Ad-Hoc Group.

"**Ad-Hoc Group's Advisors**" means the Ad-Hoc Group's Counsel and the Ad-Hoc Group's Financial Advisor.

"**Ad-Hoc Group's Counsel**" means Hogan Lovells US LLP and Hogan Lovells International LLP.

"**Ad-Hoc Group's Financial Advisor**" means Rothschild & Co.

"**Additional Participating Creditor**" means a person holding a beneficial interest as principal in the Debt who has agreed to be bound by the terms of this Agreement as an Additional Participating Creditor in accordance with Clause 8.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company or a Related Fund.

"**Aggregate Participating Creditor Debt**" means the aggregate amount of all indebtedness which constitutes "Participating Creditor Debt" under this Agreement.

"**Agreed Form**" means in a form and substance agreed in writing between the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) in each case acting reasonably, and in a form consistent with the terms set out in this Agreement and the Restructuring Term Sheet.

"**Alternative Transaction**" means any plan, inquiry, proposal, offer, bid, term sheet, discussion, or agreement with respect to a sale, disposition, new-money investment, restructuring, reorganisation, merger, amalgamation, acquisition, consolidation, dissolution, debt investment, equity investment, liquidation, asset sale, share issuance, consent solicitation, exchange offer, tender offer, recapitalisation, plan of reorganisation, share exchange, business combination, joint venture or similar transaction involving any one or more Group Company or the debt, equity, or other interests in any one or more Group Company that (i) is an alternative to the Restructuring, (ii) would or would reasonably be expected to be inconsistent with, or otherwise delay, impede, frustrate, or prevent the implementation of the Restructuring, or (iii) would or would reasonably be expected to breach or be inconsistent with any term of this Agreement.

"**Authorisation**" means any authorisation, consent, approval, resolution, licence, exemption, filling, notarisation or registration.

"**Budget**" means, initially, the 13-week prospective cash flow and liquidity forecast in respect of the Group delibered by or on behalf of the Issuer pursuant to clause 9 of the New Money 2025 Notes Purchase Agreement, and, thereafter, each forecast delivered in accordance with the provisions of condition 12 of the New Money 2025 Notes Terms and Conditions.

"**Business Day**" means a day (other than a Saturday or a Sunday) on which banks are open for general business in London, New York and Luxembourg.

"**Claim**" means all and any actions, causes of action, claims, counterclaims, suits, debts, sums of money, accounts, contracts, agreements, promises, contribution, indemnification, damages, judgments, executions, demands or rights whatsoever or howsoever arising, whether present, future, prospective or contingent, known or unknown, whether or not for a fixed or unliquidated amount, whether or not involving the payment of money or the

performance of an act or obligation or any failure to perform any obligation or any omission, whether arising at common law, in equity or by statute in or under the laws of England, the laws of New York, the laws of Luxembourg, the laws of Mexico, as the case may be, or under any other law or in any other jurisdiction howsoever arising and "**Claims**" shall be construed accordingly.

"**Confidential Annexure**" means, in relation to a Participating Creditor, the confidential annexure to its signature page to this Agreement.

"**Court**" means His Majesty's High Court of Justice in England and Wales and any court capable of hearing appeals therefrom.

"**Creditor**" means each creditor under any of the Debt Documents.

"**Debt**" means, collectively, the SSRCF, the 2026 Notes, the Existing 2025 Notes, the New Money 2025 Notes, the New Junior Lien Notes and the Swap Liabilities.

"**Debt Documents**" means the SSRCF Documents, the 2026 Notes Documents, the Existing 2025 Notes Documents, the New Money 2025 Notes Documents, the New Junior Lien Notes Documents and the Swap Documents.

"**Effective Date**" has the meaning given in Clause 4.2.

"**End Date**" means the earlier of the Termination Date and the Restructuring Effective Date.

"**Enforcement Action**" means, any action taken under or in connection with any Debt or Claim, constituting any one or more of the following:

(a) the acceleration of any sum payable or the making of any declaration that any sum payable is due and payable or payable on demand;

(b) the making of any demand against any member of the Group under any guarantee or surety provided by that member of the Group or in respect of any sum which is payable on demand;

(c) the suing for, commencing, or joining of any legal or arbitration proceedings against any member of the Group to recover any sums payable or under any guarantee or surety provided by any member of the Group;

(d) the taking of any steps to enforce or require the enforcement of any security granted by any member of the Group or to exercise any rights under any agreement or other document evidencing, or entered into in connection with, such security;

(e) the levying of any attachment, garnishment, sequestration or other legal process over or in respect of any assets of the Group;

(f) the petitioning, applying, or voting for any Insolvency Proceedings in relation to any member of the Group;

(g) the commencing or continuation of any legal action or other proceedings against any member of the Group (or any director or officer thereof) or any of their respective assets;

(h) the exercise of any right of set-off or similar against any member of the Group;

(i) joining any other entity or person in the exercise of any of the foregoing rights;

(j) exercising any right, power, privilege, or remedy in connection with the foregoing; or

(k) directing any trustee or agent to do any of the foregoing,

other than as required to implement the Restructuring, which must be confirmed by the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) in writing.

"**Existing 2025 Notes**" has the meaning given in Recital (D).

"**Existing 2025 Notes Agent**" means GLAS Trust Company LLC as agent in respect of the Existing 2025 Notes or any successor agent under the Existing 2025 Notes Purchase Agreement.

"**Existing 2025 Notes Documents**" has the meaning given to the term "Note Documents" in the Existing 2025 Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**Existing 2025 Notes Purchase Agreement**" means the note purchase agreement dated 15 February 2023 and entered into between, *inter alios*, the Issuer, the Existing 2025 Notes Purchasers, GLAS Trust Corporation Limited, and the Company and certain of its Subsidiaries as original guarantors governing the Existing 2025 Notes.

"**Existing 2025 Notes Purchaser**" has the meaning given to the term "Note Purchaser" in the Existing 2025 Notes Purchase Agreement.

"**Existing 2025 Notes Security Trustee**" means GLAS Trust Corporation Limited as security trustee in respect of the Existing 2025 Notes or any successor security trustee under the Existing 2025 Notes Purchase Agreement.

"**Existing 2025 Notes Terms and Conditions**" means the terms and conditions applicable to the Existing 2025 Notes (as originally set out in schedule 3 to the Existing 2025 Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**Existing Intercreditor Agreement**" means the intercreditor agreement dated 8 August 2017 between (amongst others), the Issuer, Banco Bilbao Vizcaya Argentaria, S.A. as original super senior agent and the Security Agent as security agent.

"**FTI**" means FTI Consulting.

"**GAAP**" means generally accepted accounting principles in the jurisdiction of incorporation of a Group Company.

"**Governmental Body**" means any government or governmental or regulatory body thereof,

or political subdivision thereof, whether federal, state, local or foreign, or any agency of such body, or any court or arbitrator (public or private).

"**Group**" means the Company and the Subsidiaries of the Company from time to time.

"**Group Company**" means any company or other person that is a member of the Group.

"**Group Parties**" means the Issuer, the Company, Atalaya Luxco Midco Sarl, Atento Mexico and the Guarantors.

"**Holding Company**" of any other person, means a person in respect of which that other person is a Subsidiary.

"**IFRS**" means the International Financial Reporting Standards (formerly International Accounting Standards) endorsed from time to time by the International Accounting Standards Board or any variation thereof with which the Group is, or may be, required to comply, as in effect on the date of this Agreement.

"**In-Court Proceedings**" means the Restructuring Plan and/or equivalent proceedings and/or any recognition of the Restructuring Plan under Chapter 15 of the U.S. Bankruptcy Code or under Luxembourg law, Spanish law, Mexican law, Colombian law, Chilean law, Peruvian law, Brazilian law or the law of any other jurisdiction pursued by the Issuer in order to implement or give effect to the Restructuring.

"**Insolvency Proceedings**" means the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, bankruptcy, provisional supervision, restructuring or reorganisation (by way of voluntary arrangement, scheme of arrangement, restructuring plan, restructuring process or otherwise), insolvency or preliminary insolvency proceeding, appointment of a restructuring administrator, insolvency administrator, preliminary insolvency administrator, liquidator, trustee, the use of an instrument or the notification of a restructuring matter with the competent court under any stabilization and restructuring framework under any laws of any EU member state implementing the Directive (EU) 2019/1023 of the European Parliament and of the Council of 20 June 2019 on preventive restructuring frameworks, or substantially equivalent process in any relevant jurisdiction of a Group Company, other than as required to implement and/or consummate the Restructuring and commenced with the consent of the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors).

"**Interim Financing Date**" has the meaning given in the Restructuring Term Sheet.

"**Issuer's Advisors**" means the Issuer's Counsel and the Issuer's Financial Advisor.

"**Issuer's Counsel**" means Sidley Austin LLP.

"**Issuer's Financial Advisor**" means Houlihan Lokey Capital, Inc..

"**Legal Reservations**" has the meaning given to it in the Existing Intercreditor Agreement.

"**Liability**" means any debt, liability or obligation whatsoever, whether present, future, prospective or contingent.

"**Lien**" means any mortgage, pledge, security interest, encumbrance, lien, hypothecation or

charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof); *provided* that in no event shall an operating lease be deemed to constitute a Lien.

"**Liquidity Forecast**" means the rolling 13 week cash-flow forecast for the Group prepared by FTI which is provided to electing Participating Creditors in accordance with Clause 9.6(a).

"**Lock-Up Agent**" means GLAS Specialist Services Limited or any other person appointed by the Issuer to act as lock-up agent in connection with the Restructuring.

"**Longstop Date**" means 12:00 a.m. on 1 December 2023 or such later date as may be agreed by the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors).

"**Majority Participating Creditors**" means at any time, in aggregate, Participating Creditors holding greater than fifty (50) per cent. of the total Participating Creditor Debt.

"**Material Adverse Effect**" means, by reference to the position as at the date of this Agreement, a material adverse effect on or material adverse change in (i) the ability of the Group Parties to perform their material obligations under this Agreement or implement or consummate the Restructuring, or (ii) the consolidated financial condition, assets or business of the Group taken as a whole.

"**Minimum AHG Threshold**" means the Ad-Hoc Group must include at any given time:

(a) Participating Existing 2025 Notes Purchasers holding at least fifty (50) per cent. of the aggregate principal amount of the outstanding Existing 2025 Notes; and

(b) Participating 2026 Noteholders holding at least thirty-five (35) per cent. of the aggregate principal amount of the outstanding 2026 Notes (taking account of any exchange after the date of this Agreement but before the End Date of their 2026 Notes for New Junior Lien Notes).

"**New Junior Lien Notes Agent**" means GLAS Trust Company LLC as agent in respect of the New Junior Lien Notes or any successor agent under the New Junior Lien Notes Purchase Agreement.

"**New Junior Lien Noteholder**" has the meaning given to the term "Note Purchaser" in the New Junior Lien Notes Purchase Agreement.

"**New Junior Lien Notes**" has the meaning given in Recital (J).

"**New Junior Lien Notes Documents**" has the meaning given to the term "Note Documents" in the New Junior Lien Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**New Junior Lien Notes Purchase Agreement**" means the note purchase agreement dated on or around the date of this Agreement and entered into between, *inter alios*, the Issuer, the New Junior Lien Noteholders, the New Junior Lien Notes Agent, and the Company and certain of its Subsidiaries as original guarantors governing the New Junior Lien Notes.

"**New Junior Lien Notes Terms and Conditions**" means the terms and conditions applicable to the New Junior Lien Notes (as originally set out in schedule 3 to the New Junior Lien Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**New Money**" means the funds advanced to the Issuer pursuant to the New Money 2025 Notes by the New 2025 Notes Purchasers on or around the date of this Agreement on the terms set out in the New Money 2025 Notes Purchase Agreement.

"**New Money 2025 Notes**" has the meaning given in Recital (H).

"**New Money 2025 Notes Documents**" has the meaning given to the term "Note Documents" in the New Money 2025 Notes Terms and Conditions and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**New Money 2025 Notes Purchase Agreement**" means the note purchase agreement dated on or around the date of this Agreement and entered into between, *inter alios*, the Issuer, the New 2025 Notes Purchasers, the New Money 2025 Notes Agent, and the Company and certain of its Subsidiaries as original guarantors governing the New Money 2025 Notes.

"**New Money 2025 Notes Terms and Conditions**" means the terms and conditions applicable to the New Money 2025 Notes (as originally set out in schedule 3 to the New Money 2025 Notes Purchase Agreement and as amended, amended and restated, modified or supplemented from time to time).

"**New Money 2025 Notes Agent**" means GLAS Trust Company LLC as agent in respect of the New Money 2025 Notes or any successor agent under the New Money 2025 Notes Purchase Agreement.

"**New Money Intercreditor Agreement**" means the intercreditor agreement dated on or around the date of this Agreement between (amongst others), the Issuer, the Existing 2025 Notes Agent, the New Money 2025 Notes Agent and the New Junior Lien Notes Agent.

"**New 2025 Notes Purchaser**" has the meaning given to the term "Note Purchaser" in the New Money 2025 Notes Purchase Agreement.

"**Obligor**" means any of the Issuer, the guarantors and any pledgors under the Debt.

"**Participating 2026 Noteholder**" means each of the Original Participating 2026 Noteholders, and any other 2026 Noteholder that accedes to this Agreement as an Additional Participating Creditor.

"**Participating Creditor**" means:

(a) any Original Participating Creditor; and

(b) any Additional Participating Creditor,

which, in each case, has not ceased to be a Participating Creditor in accordance with the terms of this Agreement.

"**Participating Creditor Debt**" means:

(a) in relation to the SSRCF Lender, the principal amount of SSRCF Liabilities for which it is: (i) legal and beneficial owner, and (ii) beneficial owner only, each as set out in the Confidential Annexure to its signature page (taking account of any exchange after the date of this Agreement but before the End Date of their SSRCF Liabilities for New Junior Lien Notes);

(b) in relation to any Participating 2026 Noteholder, the principal amount of 2026 Notes for which it is: (i) legal and beneficial owner, or (ii) ultimate beneficial owner only, each as set out in the Confidential Annexure to its signature page(s), as well as the principal amount of any other 2026 Notes transferred to it after the date of this Agreement;

(c) in relation to any Participating Existing 2025 Notes Purchaser, the principal amount of Existing 2025 Notes for which it is: (i) legal and beneficial owner, or (ii) ultimate beneficial owner only, each as set out in the Confidential Annexure to its signature page(s), as well as the principal amount of any other Existing 2025 Notes transferred to it after the date of this Agreement;

(d) in relation to any Participating New 2025 Notes Purchaser, the principal amount of New Money 2025 Notes for which it is: (i) legal and beneficial owner, or (ii) ultimate beneficial owner only, each as set out in the Confidential Annexure to its signature page(s), as well as the principal amount of any other New Money 2025 Notes transferred to it after the date of this Agreement;

(e) in relation to any Participating New Junior Lien Noteholder, the principal amount of New Junior Lien Notes for which it is: (i) legal and beneficial owner, or (ii) ultimate beneficial owner only, each as set out in the Confidential Annexure to its signature page(s), as well as the principal amount of any other New Junior Lien Notes transferred to it after the date of this Agreement;

(f) in relation to any Swap Provider, the principal amount of Swap Liabilities for which it is: (i) legal and beneficial owner, and (ii) beneficial owner only, each as set out in the Confidential Annexure to its signature page(s) (taking account of any exchange after the date of this Agreement but before the End Date of their Swap Liabilities for New Junior Lien Notes); and

(g) in relation to any Additional Participating Creditor under any of the Debts, the principal amount of such Debt for which it is: (i) legal and beneficial owner, or (ii) ultimate beneficial owner only, each as set out in the Accession Letter executed by it under this Agreement, as well as the principal amount of any other Debt transferred to it after the date it became a Participating Creditor,

in each case, to the extent not reduced or transferred by the Participating Creditor in accordance with this Agreement.

"**Participating Existing 2025 Notes Purchaser**" means each of the Original Participating Existing 2025 Notes Purchasers and any other Existing 2025 Notes Purchaser that accedes to this Agreement as an Additional Participating Creditor.

"**Participating Existing Noteholders**" means the Participating 2026 Noteholders and the Participating Existing 2025 Notes Purchasers.

"**Participating New Junior Lien Noteholder**" means any New Junior Lien Noteholder that accedes to this Agreement as an Additional Participating Creditor.

"**Participating New 2025 Notes Purchaser**" means any New 2025 Notes Purchaser that accedes to this Agreement as an Additional Participating Creditor.

"**Participating Super Senior Creditors**" means any Swap Provider or the SSRCF Lender that accedes to this Agreement as an Additional Participating Creditor and "**Participating Super Senior Creditor**" means any of them individually.

"**Plan Creditors**" means creditors of the Issuer and Atento Mexico whose claims against the Obligors are (or will be) subject to the Restructuring.

"**Plan Documents**" means all documents to be circulated by the Issuer and/or the Company and/or Atento Mexico and/or any other Group Company in relation to the Restructuring Plan, which may include (among other things) an explanatory statement and the terms of a Restructuring Plan.

"**Plan Meetings**" means the meetings of Creditors whose claims against the Issuer are (or will be) the subject of the In-Court Proceedings to vote on such In-Court Proceedings convened pursuant to an order of the Court (and any adjournment of such meeting).

"**Qualified Market-Maker**" means an entity that:

(a) holds itself out to the public or the applicable private markets as standing ready in the ordinary course of business to purchase from customers, and sell to customers, any of the Debt (or enter with customers into long and short positions in respect of any of the Debt, in its capacity as a dealer or market-maker in such Debt); and

(b) is, in fact, regularly in the business of making a two-way market in any of the Debt.

"**Record Time**" means the time designated by the Issuer following consultation with the Ad-Hoc Group's Counsel (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, or its members represent the Majority Participating Creditors) for the determination of claims of Plan Creditors for the purposes of voting at the Plan Meeting.

"**Related Fund**" means in relation to a fund (the "**First Fund**") a fund which is (i) managed or advised by the same investment manager or investment adviser as the First Fund or (ii) if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the First Fund.

"**Restructuring**" means the restructuring of the financial indebtedness and the capital structure of the Group and certain related matters in each case on the terms set out in the Restructuring Term Sheet.

"**Restructuring Documents**" means this Agreement, the New Money Intercreditor Agreement, all documents, agreements and instruments necessary or desirable to issue the New Money 2025 Notes, the New Junior Lien Notes, the Plan Documents (if applicable), any restructuring implementation deed (if applicable), any global deed of release, any tax memos or reports, and all other documents, agreements and instruments necessary or

desirable to implement and consummate the Restructuring in accordance with this Agreement and the Restructuring Term Sheet.

"**Restructuring Effective Date**" means the date on which the Issuer notifies the Participating Creditors in writing that all the conditions precedent to the Restructuring as set out in the Restructuring Term Sheet have been satisfied or waived in accordance with the Restructuring Term Sheet.

"**Restructuring Milestone**" means each of the events set out in Schedule 6 (*Restructuring Milestones*).

"**Restructuring Plan**" means a restructuring plan in England and Wales pursuant to Part 26A of the Companies Act 2006.

"**Restructuring Term Sheet**" is as set out in Schedule 5 (*Restructuring Term Sheet*) to this Agreement.

"**Roll Up Ratio**" has the meaning given to it in the Restructuring Term Sheet.

"**Security Agent**" means Wilmington Trust (London) Limited as security agent under the Existing Intercreditor Agreement or any successor security agent under the Existing Intercreditor Agreement.

"**SSRCF**" has the meaning given in Recital (B).

"**SSRCF Agreement**" means the US$ 43,000,000 super senior revolving credit facility agreement dated 23 December 2021 and entered into between, *inter alios*, the Issuer and Atento Mexico, the Super Senior Agent, and the Company and certain of its Subsidiaries as original guarantors.

"**SSRCF Documents**" has the meaning given to the term "Financing Documents" in the SSRCF Agreement and includes any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**SSRCF Liabilities**" means the Liabilities arising under or in connection with the SSRCF Agreement.

"**SSRCF Lender**" means Inter-Amercian Investment Corporation as lender under the SSRCF Agreement or any successor lender under the SSRCF Agreement.

"**Subsidiary**" means, with respect to any person, (a) any corporation, association or other business entity of which more than fifty (50) per cent. of the voting power of the outstanding voting stock is owned, directly or indirectly, by such person and one or more other Subsidiaries of such person or (b) of which fifty (50) per cent. or less of the voting power of the outstanding voting stock is owned, directly or indirectly, by such person and one or more other Subsidiaries of such person and in each case which is "controlled" and consolidated by such person in accordance with GAAP or IFRS.

"**Super Senior Agent**" means Inter-American Investment Corporation as super senior agent under the SSRCF Agreement or any successor agent under the SSRCF Agreement.

"**Super Senior Debt**" means, collectively, the Swap Liabilities and the SSRCF.

"**Swap Agreements**" has the meaning given in Recital (G).

"**Swap Documents**" means the Swap Agreements and any related guarantee, finance, security or credit enhancement documents (howsoever described), as amended, varied and supplemented from time to time.

"**Swap Liabilities**" means the Liabilities arising under or in connection with the Swap Agreements including, for the avoidance of doubt, any closed out amount of any transactions entered into thereunder.

"**Swap Provider**" means Goldman Sachs International, Nomura International Plc, and Morgan Stanley Capital Services LLC as counterparties under and in respect of the Swap Agreements.

"**Termination Date**" means the date on which this Agreement is terminated in accordance with Clause 15 (*Termination*).

"**Term Sheet Amendment Deadline**" has the meaning given to it in Schedule 6 (*Restructuring Milestones*).

"**Tranche 1**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Tranche 1 Conditions**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Tranche 2**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Tranche 2 Conditions**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Tranche 3**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Tranche 3 Conditions**" has the meaning given to it in the New Money 2025 Notes Terms and Conditions.

"**Transfer Notice**" means a document in the form set out in Schedule 4 (*Form of Transfer Notice*)

1.2 Interpretation

Construction

(a) Unless a contrary indication appears, any reference in this Agreement to:

(i) "**Schedules**" are to the schedules to this Agreement, which form part of this Agreement and have the same force and effect as if set out in the body of this Agreement;

(ii) a "**Clause**" or "**sub-paragraph**" is a reference to a clause or sub-paragraph of this Agreement;

(iii) any "**Creditor**", the "**Security Agent**", the "**Super Senior Agent**", the "**2026 Notes Trustee**", the "**Existing 2025 Notes Agent**", the "**Existing 2025 Notes Security Trustee**", the "**New Money 2025 Notes Agent**", the "**New Junior Lien Notes Agent**" or any "**Party**" shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(iv) the "**Ad-Hoc Group**" includes, where the context requires, each member of the Ad-Hoc Group;

(v) "**include**" or "**including**" (or any similar term) are not to be construed as implying any limitation;

(vi) "**assets**" includes present and future properties, revenues and rights of every description;

(vii) a document or any other agreement or instrument is a reference to that document or other agreement or instrument as amended from time to time;

(viii) an amendment includes a supplement, novation, extension (whether of maturity or otherwise), restatement, re-enactment or replacement, and "**amended**" will be construed accordingly;

(ix) "**guarantee**" means any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(x) "**indebtedness**" includes any debt or obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent (including for the avoidance of doubt any liabilities of any kind incurred in connection with hedging contracts);

(xi) a "**person**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership (whether or not having separate legal personality);

(xii) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(xiii) "**shares**" or "**share capital**" includes equivalent ownership interests (and "**shareholder**" and similar expressions shall be construed accordingly);

(xiv) a provision of law is a reference to that provision as amended or re-enacted; and

(xv) a time of day is a reference to London time.

(b) Section, Clause and Schedule headings are for ease of reference only.

2. EXECUTION BY PARTICIPATING CREDITORS

2.1 Each Participating Creditor is entering into this Agreement in its capacity as a Participating Creditor, as the case may be, and only in respect of the Debt which it holds in that respective capacity and not in any other capacity or in respect of any other debt or other instrument.

2.2 Where a Participating Creditor enters into or accedes to this Agreement in its capacity as investment manager or investment adviser on behalf of funds or accounts it manages and/or advises:

(i) if specific fund(s) or separate account(s) are specified in such Participating Creditor's signature page and/or Confidential Annexure (each, a "**Specified Fund or Separate Account**"), this Agreement shall apply to that investment manager or investment adviser only with respect to such Specified Fund or Separate Account, and will not apply to any other fund or account managed or advised by that investment manager or investment adviser or to its or their Affiliates and any funds or accounts managed or advised by its or their Affiliates; and

(ii) references in this Agreement to Debt beneficially owned by the Participating Creditor shall mean Debt which is (A) beneficially owned by the holder of Debt that is managed or advised by the Participating Creditor, and (B) subject to the discretionary management and control of the Participating Creditor.

(b) If any investment manager or investment adviser (as applicable) enters into or accedes to this Agreement on behalf of funds or accounts it manages or advises, each other Party acknowledges that:

(i) the relevant investment manager or investment adviser (as applicable) does not execute this Agreement in any personal capacity;

(ii) the relevant investment manager or investment adviser (as applicable) executes this Agreement pursuant to, and to the extent of, its authority to act in such capacity; and

(iii) the relevant investment manager or investment adviser (as applicable) does not make any representations, warranties or undertakings of any kind in any personal capacity to any Party, and shall have no personal liability whatsoever to any Party, under or in connection with this Agreement, and no Party will have any recourse to it in any personal capacity in any way whatsoever.

(c) For the avoidance of doubt, where a Participating Creditor that is a bank that is subject to prudential regulation (or its equivalent in jurisdictions other than England & Wales) enters into or accedes to this Agreement through an identified business unit or branch in respect of Debt (as specified in the Confidential Annexure to its signature page to this Agreement or any Accession Letter), the terms of this Agreement shall apply only to that identified business unit or branch and not to any other business unit or branch within that legal entity which has not signed or acceded to this Agreement (in accordance with the terms of this Agreement) separately in respect of any Debt or other instrument which it legally or beneficially owns and, therefore, that Participating Creditor shall not be required to procure compliance

with this Agreement on behalf of such other business unit or branch within that legal entity.

(d) For the avoidance of doubt, this Agreement does not (and is not intended to) create or imply any commitment, obligation or duty on the Participating Creditors to provide, grant, or arrange for any financing or financial arrangements for the benefit of any of the Group Parties.

3. THIRD-PARTY RIGHTS

Save as otherwise expressly provided in this Agreement, a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**") to enforce or to enjoy the benefit of any term of this Agreement.

4. EFFECTIVE DATE

4.1 This Agreement bears the date on which it is executed by the Issuer, the Company, Atento Mexico and each Guarantor.

4.2 Notwithstanding the execution of this Agreement, no provision of this Agreement other than this Clause 4 (*Effective Date*), Clause 9.4, Clause 20 (*Notices*) and Clause 26 (*Governing Law*) shall become effective and legally binding on any Party until the date and at the time on which the last of the following occurs (the "**Effective Date**"):

(a) Existing 2025 Notes Purchasers holding at least seventy-five (75) per cent. of the principal amounts outstanding under the Existing 2025 Notes have executed this Agreement as Original Participating Creditors; and

(b) 2026 Noteholders holding at least fourty (40) per cent. of the principal amounts outstanding under the 2026 Notes have executed this Agreement as Original Participating Creditors.

4.3 The Lock-Up Agent shall promptly notify each Party that the Effective Date has occurred.

4.4 This Agreement will become effective and legally binding on an Additional Participating Creditor on the later of: (a) the Effective Date; and (b) the date that it has validly completed and executed an Accession Letter and has delivered such document in accordance with Clause 8 (*Accession of Creditors*).

5. RELATIONSHIP WITH OTHER DOCUMENTS

Subject to the terms of this Agreement, the Debt Documents shall continue in full force and effect in accordance with their respective terms.

6. PARTICIPATING CREDITORS' RIGHTS AND OBLIGATIONS

6.1 The agreements, representations, warranties and obligations of each Participating Creditor under this Agreement are several and not joint. Failure by a Participating Creditor to perform its obligations under this Agreement does not affect the obligations of any other Party under this Agreement. No Participating Creditor is responsible for the obligations of any other Participating Creditor under this Agreement.

6.2 The rights of each Participating Creditor under or in connection with this Agreement are separate and independent rights. A Participating Creditor may separately enforce its rights under this Agreement.

6.3 Each Original Participating Creditor shall:

(a) enter into this Agreement in respect of all Debt it holds as beneficial owner, or holds a beneficial interest in, at the date of this Agreement;

(b) accede to this Agreement in respect of all Debt it holds as beneficial owner, or holds a beneficial interest in, from time to time until the End Date in accordance with Clause 8 (*Accession of Creditors*); and

(c) promptly upon entering into this Agreement as an Original Participating Creditor, notify the Lock-Up Agent in writing of:

(i) the principal amount of its Participating Creditor Debt as at the date of this Agreement; and

(ii) any change to the principal amount of its Participating Creditor Debt thereafter for any reason, including:

(A) any acquisition of New Junior Lien Notes and any corresponding decrease to its existing Participating Creditor Debt; and/or

(B) following a valid Transfer in accordance with Clause 11 (*Restrictions On Dealing With Participating Creditor Debt*),

in each case by delivering to the Issuer's Counsel and the Lock-Up Agent a duly completed and signed Transfer Notice.

6.4 Each Additional Participating Creditor shall:

(a) accede to this Agreement in respect of all Debt it holds as beneficial owner, or holds a beneficial interest in, from the date it first accedes to this Agreement until the End Date;

(b) accede to this Agreement in respect of all Debt it holds as beneficial owner, or holds a beneficial interest in, from time to time until the End Date in accordance with Clause 8 (*Accession of Creditors*); and

(c) promptly upon acceding to this Agreement as an Additional Participating Creditor, notify the Lock-Up Agent in writing of:

(i) the principal amount of its Participating Creditor Debt as at the date of its accession to this Agreement; and

(ii) any change to the principal amount of its Participating Creditor Debt thereafter for any reason, including:

(A) any acquisition of New Junior Lien Notes and any corresponding decrease to its existing Participating Creditor Debt; and/or

(B) following a valid Transfer in accordance with Clause 11 (*Restrictions On Dealing With Participating Creditor Debt*),

in each case by delivering to the Issuer's Counsel and the Lock-Up Agent a duly completed and signed Transfer Notice.

6.5 It is acknowledged that the Ad-Hoc Group's Advisors shall notify the Lock-Up Agent in writing of:

(a) the aggregate principal amount of Participating Creditor Debt (excluding any accrued or capitalised interest) beneficially owned by the Original Participating Creditors on the date of this Agreement; and

(b) any changes in the aggregate principal amount of Participating Creditor Debt beneficially owned by the Original Paritcpating Creditors and/or the Ad-Hoc Group following the date of this Agreement.

7. LOCK-UP AGENT

7.1 Each Participating Creditor acknowledges and agrees that:

(a) the decision of the Lock-Up Agent in relation to any reconciliations and calculations or determinations (as applicable) which may be required (including whether the provisions and timings set out in this Agreement have been complied with) shall be final (in the absence of manifest error) and may not be disputed by any Participating Creditor;

(b) it hereby unconditionally and irrevocably waives and releases any claims, which may arise against the Issuer or the Lock-Up Agent after the date of this Agreement (save in the case of wilful misconduct, fraud or gross negligence on the part of the Issuer) in each case in relation to the Lock-Up Agent's performance of its roles in connection with this Agreement;

(c) in undertaking any reconciliation and calculation (as applicable), the Lock-Up Agent may request, and the Participating Creditor undertakes to deliver upon receipt of reasonable prior written notice, such evidence as may be reasonably required by the Lock-Up Agent proving (to the reasonable satisfaction of the Lock-Up Agent) that it holds the beneficial interest in the aggregate principal amount of the Participating Creditor Debt notified to the Ad-Hoc Group's Advisors and/or the Issuer and/or the Lock-Up Agent and/or the Transfer Notice with respect to which a Participating Creditor has signed this Agreement or an Accession Letter;

(d) the Issuer has retained the Lock-Up Agent to provide the services described herein (subject to the terms of a separate agreement between the Issuer and the Lock-Up Agent);

(e) the Lock-Up Agent is an agent of the Issuer and owes no duty to any third party (including the Participating Creditors) in respect of the performance of its duties as Lock-up Agent; and

(f) it is the responsibility of the beneficial owner of any Debt or Participating Creditor Debt (as applicable) to submit a validly completed Accession Letter or Transfer Notice (as applicable) to the Lock-Up Agent. The Lock-Up Agent shall bear no

responsibility whatsoever for the failure of any beneficial owner to comply with such requirements.

7.2 Upon request by the Issuer, the Lock-Up Agent shall promptly confirm the Aggregate Participating Creditor Debt represented as being held by Participating Creditors at the relevant time pursuant to the relevant Confidential Annexures and Accession Letters (as applicable) delivered by Participating Creditors and any subsequent updates to Participating Creditor Debt provided in any Transfer Notices.

7.3 The Lock-Up Agent shall promptly, and in any event within two (2) Business Days of becoming aware, notify the Issuer and the Issuer's Advisors that the composition of the Ad-Hoc Group no longer satisfies the Minimum AHG Threshold.

7.4 The Lock-Up Agent shall promptly, and in any event within one (1) Business Day of receipt of a duly completed and signed Accession Letter or Transfer Notice (as the case may be), notify the Ad-Hoc Group's Counsel (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) and the Issuer's Counsel of such accession or transfer and the Aggregate Participating Creditor Debt represented as being held by Participating Creditors as at the time of receipt of such Accession Letter or Transfer Notice.

8. ACCESSION OF CREDITORS

8.1 Promptly, and in any case within three (3) Business Days, after the date of this Agreement, each New 2025 Notes Purchaser:

(a) shall accede to this Agreement as an Additional Participating Creditor by delivering a duly executed and completed Accession Letter, together with evidence proving (to the reasonable satisfaction of the Lock-Up Agent) that it holds the beneficial interest in the aggregate principal amount of the New Money 2025 Notes and any other Debt stated in such Accession Letter, to the Issuer and the Lock-Up Agent; and

(b) by so delivering such Accession Letter, such New 2025 Notes Purchaser shall become Party to this Agreement and shall be bound by, and receive the benefit of, the terms and conditions of this Agreement from the date of its Accession Letter as if it had always been a Party as a Participating Creditor.

8.2 Until the Record Time, a Creditor:

(a) may accede to this Agreement as an Additional Participating Creditor by delivering a duly executed and completed Accession Letter, together with evidence proving (to the reasonable satisfaction of the Lock-Up Agent) that it holds the beneficial interest in the aggregate principal amount of the Debt stated in such Accession Letter, to the Issuer and the Lock-Up Agent; and

(b) by so delivering such Accession Letter, such Creditor shall become Party to this Agreement and shall be bound by, and receive the benefit of, the terms and conditions of this Agreement from the date of its Accession Letter as if it had always been a Party as a Participating Creditor.

9. UNDERTAKINGS OF THE GROUP PARTIES

9.1 Support for the Restructuring

(a) On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement, each Group Party shall promptly (and by any applicable deadline), and the Issuer, the Company and Atento Mexico (as applicable) shall procure that each other Group Company shall promptly (and by any applicable deadline), take all reasonable actions necessary to support, facilitate, implement, consummate or otherwise give effect to all or any part of the Restructuring, provided such action is consistent with this Agreement, including:

(i) using all reasonable endeavours to implement the Restructuring (and the In-Court Proceedings if applicable) in a manner consistent with the terms and conditions set out in this Agreement;

(ii) preparing, reviewing, and finalising (as applicable), in good faith, the Restructuring Documents such that they are consistent with the terms and conditions set out in this Agreement and the Restructuring Term Sheet;

(iii) executing and/or delivering, promptly, all Restructuring Documents and all instructions, proxies, directions, consents, notices and other similar things which are necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;

(iv) preparing and filing for any legal process or proceedings, and supporting petitions or applications to (and, where applicable, instructing the Issuer's Counsel to support such petition or applications on its behalf before) any court, to support, facilitate, implement, consummate or otherwise give effect to the Restructuring;

(v) taking all reasonable steps necessary or desirable to achieve the Restructuring Milestones (with such modifications as may be agreed between the Company and the Ad-Hoc Group's Counsel, provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) by the date specified in Schedule 6 (*Restructuring Milestones*) or such later date as may be agreed between the Company and the Ad-Hoc Group's Counsel (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors);

(vi) taking any actions pursuant to any order of, or sanction by, any relevant courts (including the Court) as may be required, necessary or desirable to implement or give effect to the Restructuring;

(vii) using all reasonable endeavours to procure that the Restructuring Effective Date occurs and the Restructuring is fully implemented on or before the Longstop Date;

(viii) progressing, cooperating with, actively assisting and taking all reasonable actions and steps to implement the Restructuring promptly and on or before the Long-Stop Date, including:

(A) taking all reasonable steps to obtain any necessary regulatory or statutory approval required to permit or facilitate the Restructuring;

(B) taking all reasonable steps to obtain all Authorisations required to implement the Restructuring;

(C) obtaining all corporate and regulatory approvals necessary to implement the Restructuring in a manner consistent with the terms and conditions set out in this Agreement and the Restructuring Term Sheet;

(D) executing and delivering (as applicable) any and all documents, agreements, instructions, proxies, directions, and consents, and filing all notices, making all announcements and taking such other reasonable actions which may be necessary to give effect to the Restructuring;

(E) proposing, filing, and using all reasonable endeavours to obtain registration and/or recognition by the relevant authorities of any legal process or proceedings contemplated by or required to implement the Restructuring;

(F) calling all creditor, board and/or shareholder meetings required to implement the Restructuring;

(G) voting (or instructing its relevant person to vote, to the extent it is legally entitled to instruct that person to vote) and exercising any powers or rights available to it irrevocably and unconditionally in favour of any proposal (including any amendments, waivers or consents) necessary or desirable to implement or give effect to the Restructuring;

(H) convening all meetings of its creditors which are required to consider any resolutions and/or decisions in relation to the Restructuring;

(I) convening all meetings of directors which are required to consider any resolutions and/or decisions in relation to the Restructuring; and

(J) making all securities and other filings and announcements and publishing all documents and making all submissions required in connection with the matters contemplated by this Agreement as and when necessary to effect the Restructuring and/or comply with all applicable laws;

(ix) maintaining in full force and effect any Authorisation required under any applicable law or regulation of a relevant jurisdiction to:

(A) enable it to perform its obligations under the Restructuring Documents; and

(B) ensure the legality, validity, enforceability or admissibility in evidence in the relevant jurisdictions of any Restructuring Document to which it is or will be a party; and

(x) to the extent applicable, complying with the Restructuring Term Sheet at the time and in the manner contemplated therein.

(b) For the purposes of Clause 9.1(a), it will not be considered reasonable for any Group Party to fail to comply with any obligations if due to:

(i) the Group Parties determining, without prior agreement from the Ad Hoc Group's Counsel (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, or its members represent the Majority Participating Creditors) that the Restructuring cannot be implemented without the prior written support of one or more Creditors (or any class of them);

(ii) any Group Party has received correspondence from any third party threatening to challenge the Restructuring in any way; or

(iii) sufficient Creditors having not acceded to this Agreement to implement the Restructuring by way of In-Court Proceedings.

(c) Each Group Party shall not, and the Issuer, the Company and Atento Mexico (as applicable) shall procure that each other Group Company will not:

(i) take, encourage, assist, support or engage in any way whatsoever in (or procure that any other person takes, encourages, assists, supports or engages in any way whatsoever in), directly or indirectly, any action (or omission) which would, or could reasonably be expected to, breach or be inconsistent with this Agreement, or frustrate, delay, impede or prevent the implementation or consummation of the Restructuring, or that is inconsistent with the Restructuring, including:

(A) opposing the making of any temporary restraining order, or other similar injunctive relief;

(B) challenging or objecting, or encouraging or supporting any challenge or objection, to any term of any scheme of arrangement, consent solicitation, exchange offer, arrangement, reconstruction, other restructuring procedure, process, amendment, waiver, consent, other proposal or step proposed to support, facilitate, implement, consummate or otherwise give effect to all or any part of the Restructuring;

(ii) commence, take, support or actively assist (or request, instruct or procure that any other person commences, takes, supports or actively assists) any judicial, arbitral, regulatory proceedings or any other action inconsistent with the terms of this Agreement, which would, or would reasonably be expected to:

(A) be inconsistent with, or otherwise delay, impede, frustrate, or prevent the implementation of the Restructuring; or

(B) breach or be inconsistent with any term of this Agreement; or

(iii) provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, directly or indirectly, (x) formulate, encourage, procure, vote, solicit, discuss, negotiate (or instruct its proxy or other relevant person to vote, to the extent it is legally entitled to instruct that person to vote), support, engage in or initiate discussions relating to, or enter into any agreements relating to, any Alternative Transaction (and shall cease and cause to be terminated any ongoing solicitation, discussion or neogiations with respect to any Alternative Transaction) or (y) solicit or direct any person or entity, including any of their representatives or members of any Group Company's board of directors (or equivalent) or any direct or indirect holders of existing equity securities of the Company, to undertake any of the foregoing without the prior written consent of the Ad-Hoc Group (acting in good faith).

9.2 Potential impediments to the Restructuring

Each of the Group Parties shall promptly notify each Participating Creditor and the Ad-Hoc Group's Counsel (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, or its members represent the Majority Participating Creditors) of any matter or circumstance which it knows, or believes would reasonably be expected, to be a material impediment to the implementation or consummation of the Restructuring, unless such notification would breach any applicable law, regulation or rules of any relevant stock exchange or governmental or other regulatory authority.

9.3 Additional Undertakings by the Group Parties

(a) On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement, each of the Group Parties undertakes to, and the Issuer, the Company and Atento Mexico, as applicable, undertakes to procure that each Group Company shall:

(i) make such senior management and other representatives of the Company available as the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) or the Majority Participating Creditors may reasonably request as necessary to implement the Restructuring (which shall include, but by no means be limited to, senior management and other representatives of the Company being available to participate in conference calls where reasonable notice has been given);

(ii) provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold (and if not, at the request of the Majority Participating Creditors), make such senior management and other representatives of the Company available for the purposes of responding (with a reasonable timeframe) to diligence queries from the Ad-Hoc Group's Advisors in connection with the Restructuring;

(iii) supply as soon as reasonably practicable to the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) or the Majority Participating Creditors, all tax advice undertaken by the Group or (if any) received by any Group Company from any external tax adviser in relation to the likely tax consequences of the Restructuring including, for the avoidance of doubt, the final tax structuring papers for the

implementation and consummation of the Restructuring satisfactory in all respects to the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold);

(iv) provide to the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold or, if not, at the request of the Majority Participating Creditors) any written information which is distributed to the Group's shareholders or creditors generally on or after the date of this Agreement;

(v) notify the Participating Creditors, as soon as reasonably practicable following receipt, on or after the date of this Agreement, of any notice from a counterparty to a material contract, licence, Authorisation or financing document that it intends to terminate or has terminated, such material contract, licence, Authorisation or financing document;

(vi) notify the Participating Creditors as soon as reasonably practicable if, on or after the date of this Agreement, any Group Company receives a notice under any debt instrument (including under any Debt) in connection with or otherwise becomes aware of any, default or event of default, acceleration, cancellation, other early termination or action to enforce or exercise other rights or remedies or proposed acceleration, cancellation, other early termination of or other exercise of rights or remedies in connection with that debt instrument;

(vii) procure, or provide such assistance as may reasonably be required by the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) or the Majority Participating Creditors for the purpose of procuring, receipt of any Authorisation or clearance required in connection with the Restructuring, including receipt of all necessary governmental and material third party approvals and consents (including antitrust approvals), which Authorisations, approvals and consents shall not be subject to unfulfilled conditions and in respect of which all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority that would restrain, prevent, or otherwise impose materially adverse conditions on the completion of the Restructuring;

(viii) promptly notify each other Party of:

(A) any representation or statement made or deemed to be made by it under this Agreement which is or proves to have been incorrect or misleading in any material respect when made or deemed to be made;

(B) the details of any breach by it of any undertaking given by it under this Agreement; and

(C) the details of any fact, matter or circumstance which permits (or would permit if not cured within the applicable grace period) a Party or Parties to terminate this Agreement;

(ix) continue to operate the Group and its business in the ordinary course;

(x) not exercise their respective powers as shareholders of any Group Company to dismiss any directors of the board or appoint any directors to the board, other than the appointment of any replacement director who has resigned; and

(xi) subject to the terms hereof, comply with the terms of all Debt Documents and all other material contracts of the Group.

9.4 Restrictive Covenants

(a) On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement, and subject to Clause 9.4(b), each of the Group Parties shall not, and the Issuer, the Company and Atento Mexico, as applicable, undertakes to procure that each Group Company will not (each a **specified transaction**):

(i) create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness, contingently or otherwise, other than with respect to:

(A) indebtedness existing as at the date of this Agreement as set out in Schedule 7 (*Indebtedness*);

(B) the Debt (to the extent not covered under Clause 9.4(a)(i)(A)); or

(C) any other indebtedness expressly permitted by this Agreement or the Restructuring Term Sheet.

(ii) create, incur, assume or otherwise cause or suffer to exist or become effective any Lien securing Indebtedness on any of its property or assets or any income, profits or proceeds therefrom, other than:

(A) Liens existing as at the date of this Agreement as set out in Schedule 8 (*Security*);

(B) Liens to secure the Debt (to the extent not covered under Clause 9.4(a)(ii)(A));

(C) other Liens expressly permitted by this Agreement or the Restructuring Term Sheet; or

(D) Liens imposed by, or arising out of, the operation of law;

(iii)

(A) make any investments or otherwise purchase or acquire (including pursuant to any merger or consolidation) any interest in any other person or business other than investments as in effect as at the date of this Agreement as set out in Schedule 9 (*Investments*);

(B) incorporate or establish any Subsidiary, or

(C) enter into any amalgamation, merger, corporate reorganisation, consolidation, liquidation or winding upon corporate reconstruction

except as disclosed to the Ad-Hoc Group on or before the Effective Date or as provided in the Restructuring Term Sheet or as set out in Schedule 11 (*Liquidations*);

(iv) either in a single transaction or a series of transactions (whether related or not) and whether voluntarily or involuntarily, sell, lease, convey, transfer, assign or otherwise dispose of any asset (including any receivable owing to a Group Company) to any person, other than with the written consent of the Ad-Hoc Group (such consent not to be unreasonably withheld);

(v) enter into, amend, vary, novate, supplement, supersede, waive or terminate any terms of any constitutional document, any material contract, lease, licence or financing document, except for any immaterial and/or technical amendment, variation, supplement or waiver, other than as required to complete the steps contemplated by the Restructuring Term Sheet, including as to the perfection of collateral;

(vi) enter into any transaction(s) with any Affiliate(s) other than any transaction(s) with any Affiliate(s) as in effect as at the date of this Agreement as set out in Schedule 10 (*Affiliate Transactions*); or

(vii) make payments to the direct or indirect shareholders of the Issuer or their Related Funds or their Affiliates which are not members of the Group, including to:

(A) declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(B) repay or distribute any dividend or share premium reserve;

(C) pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the direct or indirect shareholders of the Issuer or their Affiliates which are not members of the Group;

(D) redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so;

(E) repay or prepay any liability owed by any member of the Group to the direct or indirect shareholders of the Issuer or their Related Funds or their Affiliates which are not members of the Group (save that payments made under and in accordance with the with the terms of the Existing 2025 Notes Purchase Agreement, the New Money 2025 Notes Purchase Agreement and the New Junior Lien Note Purchase Agreement shall not be restricted in accordance with this paragraph 9.4(a)(vii)(E));

(F) pay any interest, fee or charge accrued or due in relation to any obligation referred to in paragraph 9.4(a)(vii)(E); or

(G) purchase, redeem, defease or discharge any of the obligations referred to in paragraph 9.4(a)(vii)(E),

provided that the Issuer and any other member of the Group may make payments to any Subsidiary of the Company in accordance with the Liquidity Forecast, the Budget, or the business plan delivered by the Company to the Ad-Hoc Group Advisors on 16 May 2023;

(viii) directly or indirectly, take, vote, or allow any proxy appointed by any of them to vote, in favour of or consent to the taking of, or exercise any rights it may have to instruct, approve or agree to:

(A) any action, amendment, waiver, consent or other proposal which would breach or be inconsistent with the Restructuring or this Agreement;

(B) changes to the capital structure of, increase of the authorised share capital of, or take steps with a view to issuing any share in, or any, option, warrant or other right in respect of the share capital of, any Group Company or alter any right attaching to any share capital of any member of the Group; or

(C) the replacement or appointment of directors to the board of any Group Company (except in order to replace a voluntary resignation) or set or amend the terms and conditions of employment of, or any compensation or incentive arrangements with respect to, any director of any Group Company, in any material respect;

(ix) directly or indirectly, establish, adopt, enter into, modify, or amend any employment, consulting, severance, separation, change of control, retention, bonus, short term or long term cash, equity or equity-based incentive, key employee incentive, key employee retention, compensation or deferred compensation, retirement, health, welfare or other employee or fringe benefit agreement, program, policy, plan, practice or arrangement, or any similar documents, policies, plans, programs, or agreements; provided, however, that this paragraph shall not apply to any Group Company's ordinary course (A) changes in connection with annual welfare benefit plan renewals (including to switch insurance providers), (B) amendments to any employee or fringe benefit plan that does not result in an increase in annual cost to the Group (taken as a whole) in excess of $250,000 in the aggregate, (C) entering into or amendments to non-executive employment agreements or offer letters that do not provide any new, or increase any existing, severance, separation or transaction based payments or benefits other than severance payments that are consistent with past practices or required by applicable law, (D) staffing decisions with respect to nonexecutive employees such as hiring, termination, furloughs, cessation of furloughs, promotions (not including promotions to the executive level) and compensation adjustments associated with such non-executive position changes that are consistent with the Company's past practices, or (E) termination of any equity or equity-based award;

(x) except as otherwise required by applicable law, not directly or indirectly (A) make (other than in the ordinary course of business) any material tax election, including a tax classification election and including any amendment or modification of a prior material election; (B) file any material amended tax return; (C) settle any material tax controversy, claim or assessment or surrender any right to claim a refund of material taxes; (D) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of material taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business); (E) enter into any closing agreement with respect to material taxes; or (F) implement or adopt any change in any material tax accounting methods, in each case, other than (x) as required by applicable law or (y) to the extent such action does not result and is not reasonably expected to result in a material tax liability to, or result in a loss or utilization of a material tax asset of, the Company, any of its subsidiaries or any of the equity holders (including any of the Participating Existing Noteholders) in their capacity as equity holders of the Company following consummation of the Restructuring; and

(xi) implement or adopt any change in financial accounting principles, methods or practices or write up, write down or write off the book value of any assets for financial accounting purposes, in each case, except to the extent as may be required by GAAP or applicable law or a change in GAAP or applicable law; or

(xii) make any payments (including, but not limited to, any prepayments, repayments, principal payments or interest payments) in respect of the Liabilities owed by any Group Parties in respect of the SSRCF Liabilities, Swap Liabilities or 2026 Notes; or

(b) Clause 9.4(a) shall not prohibit any specified transaction which is:

(i) contemplated by the Restructuring Term Sheet;

(ii) necessary or appropriate, as determined reasonably and in good faith, to implement, consummate or otherwise give effect to the Restructuring;

(iii) expressly agreed in writing with the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors);

(iv) between Group Companies;

(v) entered into in the ordinary course of business, or as contemplated by the Liquidity Forecast, the Budget, or the business plan delivered by the Company to the Ad-Hoc Group Advisors on 16 May 2023; or

(vi) imposed by, or arising out of, the operation of law, rule, regulation or order.

9.5 Holdings Information

Until the End Date, the Issuer shall, upon request by the Ad-Hoc Group's Advisors, confirm the Aggregate Participating Creditor Debt represented as being held by Participating

Creditors at the relevant time, as reported to the Issuer by the Lock-Up Agent, pursuant to the relevant Confidential Annexures and Accession Letters (as applicable) delivered by Participating Creditors and any subsequent updates to Participating Creditor Debt provided in any Transfer Notices. Each of the Issuer and the Lock-Up Agent agree and undertake to keep all Confidential Annexures and the information on holdings included in the Accession Letters and Transfer Notices (collectively, the "**Holdings Information**") strictly private and confidential and shall not disclose any Holdings Information without the prior written consent of the relevant Participating Creditor, except that the Lock-Up Agent and the Issuer may disclose such information to the Issuer's Advisors and the Ad-Hoc Group's Advisors on a confidential basis. For certainty, all Confidential Annexures shall be redacted in the final, executed version of this Agreement to be distributed to the Parties hereto.

9.6 Information Undertakings

On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement, each Group Party shall, and the Issuer, the Company and Atento Mexico (as applicable) shall procure that each Group Company shall:

(a) provide to each Participating Creditor on a fortnightly basis from the date of this Agreement the Liquidity Forecast, provided that such Participating Creditor either:

(i) is subject to a confidentiality agreement with the Issuer; or

(ii) agrees to be bound by a confidentiality agreement the terms of which are substantially similar to the confidentiality agreements signed by the Issuer and members of the Ad-Hoc Group prior to the date of this Agreement.

(b) supply, as soon as reasonably practicable, to the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) or the Majority Participating Creditors, all such material information regarding the financial condition, business and operations of the Group as the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) or the Majority Participating Creditors may reasonably request from time to time;

(c) notify the Participating Creditors promptly upon becoming aware of any Enforcement Action being taken or threatened to be taken against any Group Company which is likely to have a Material Adverse Effect;

(d) promptly upon becoming aware of the same, notify the Participating Creditors of:

(i) the occurrence of any termination event under Clause 14 (*Termination*) of this Agreement; and

(ii) any event occurring after the date of this Agreement that has resulted in a default under the New Money 2025 Notes Purchase Agreement or any other Debt Document;

(e) keep the Participating Creditors promptly informed in relation to the status and progress of the Restructuring, including following a request by the Ad-Hoc Group's Advisors, and provide all material updates with respect to the status and progress thereof as soon as practicable; and

(f) provide all other information to Participating Creditors which may be necessary or reasonably desirable to support, facilitate, implement, consummate or otherwise give effect to the Restructuring.

10. UNDERTAKINGS OF THE PARTICIPATING CREDITORS

10.1 Support for the Restructuring

(a) On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement, each Participating Creditor hereby undertakes that it will or will procure that a duly authorised representative (including Ad-Hoc Group's Counsel) or intermediary, proxy, sub-proxy or nominee (each, a "**relevant person**") will:

(i) enter into negotiations in good faith with a view to agreeing the forms of the Restructuring Documents as soon as reasonably practicable (with the intention to agree the form of all of the Restructuring Documents and consummate the Restructuring in accordance with the Restructuring Milestones);

(ii) execute and deliver the Restructuring Documents (as applicable) and all ancillary documents, notices, confirmations and consents relating thereto, in each case that are in a form agreed between the Company and the Ad-Hoc Group's Counsel;

(iii) vote (or instruct its relevant person to vote, to the extent it is legally entitled to instruct that person to vote) and exercise any powers or rights available to it irrevocably and unconditionally in favour of:

(A) any matter requiring approval under the Debt Documents for the sole purpose of supporting, facilitating, implementing or otherwise giving effect to the Restructuring;

(B) any In-Court Proceedings or any meeting of any of the Creditors (or any class thereof) to implement the Restructuring;

(C) any other matter requiring a resolution, instruction, waiver, consent, amendment or other approval under any documentation relating to the Restructuring (including any consent or instruction to the 2026 Notes Trustee, the Existing 2025 Notes Agent, the New Money 2025 Notes Agent or the New Junior Lien Notes Agent necessary or desirable to give effect to all or any part of the Restructuring, including the recognition of the In-Court Proceeding in all applicable jurisdictions) or analogous process or proceedings in any jurisdiction; and

(D) any other amendment, waiver, consent or other proposal reasonably necessary to implement and consummate the Restructuring, including in relation to any Schemes proposed in respect of the Restructuring; and

(iv) take all such actions as are reasonably necessary to:

(A) duly establish its standing to vote at the Plan Meetings to the reasonable satisfaction of the Issuer's Advisors;

(B) attend the Plan Meetings either in person or by proxy; and

(C) vote and deliver within any applicable time periods any proxies, instructions, directions or consents in respect of all Participating Debt to vote in favour of the In-Court Proceedings in respect of the aggregate outstanding principal amount of all Participating Debt in which it holds a beneficial interest as principal at the Plan Meetings,

in each case, to the extent the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), have agreed to implement, complete or otherwise give effect to the Restructuring by way of one or more In-Court Proceedings;

(v) provide all reasonable support and assistance to any Obligor to oppose any Insolvency Proceeding (other than the In-Court Proceedings or any petition for recognition of the In-Court Proceedings or for moratorium or protection proceedings in any jurisdiction) or any Enforcement Action in respect of any Group Company, including supporting any application, filing and/or petition to the courts of any jurisdiction in connection with the same, including filing any evidence in support of such Obligor's opposition to a creditor seeking to commence any adverse action provided that any costs incurred and associated with the provision of such support and assistance will be borne by the Company and, in such Participating Creditor's opinion (acting reasonably) such support and assistance will not open up such Participating Creditor to the risk of any liability (potential or otherwise);

(vi) not take, or instruct any person (including the Super Senior Agent, the 2026 Notes Trustee, the Existing 2025 Notes Agent, the New Money 2025 Agent, the New Junior Lien Agent, the Existing 2025 Notes Security Trustee and the Security Agent) to take, commence or continue any Enforcement Action, or pursue any other available remedy, against the Issuer, the Company, Atento Mexico or any Guarantor, whether directly or indirectly, which could reasonably be expected to result in the acceleration of any of the Debt, the enforcement of any security under the Debt Documents, or a demand for payment against the Issuer, the Company, Atento Mexico or any Guarantor;

(vii) not take, or instruct any person to take, commence or continue any Claim against any Group Company, director, officer, employee, agent or nominee of any Group Company;

(viii) subject to Clause 12.2(a), not object to the In-Court Proceedings or any other application to the Court or any other court for the purpose of implementing the Restructuring or otherwise commence any proceedings to oppose or alter any Restructuring Document filed by the Issuer in connection with the confirmation of the Restructuring, except to the extent that such Restructuring Document is inconsistent with the terms as set out

in the Restructuring Term Sheet and solely for the purposes of rectifying the inconsistency;

(ix) subject to Clause 12.2(a), not take any actions (or solicit, direct or encourage any person to take any actions) inconsistent with, or that would, or are intended to, or would be likely to, delay, impede, frustrate or prevent approval or confirmation of, the Restructuring or any of the Restructuring Documents, except to the extent that the Restructuring and/or any of the Restructuring Documents are inconsistent with the terms as set out in the Restructuring Term Sheet and solely for the purposes of rectifying the inconsistency. For the avoidance of doubt, nothing in this paragraph 10.1(a)(ix) will prohibit the Participating Creditors from engaging with any third parties in respect of the Restructuring from the date of this Agreement and up to and including the End Date, provided that the prior written consent of the Company has been obtained;

(x) subject to Clause 12.2(a), provide support to any actions taken by the Group to obtain recognition or protection of the Restructuring in any competent jurisdiction, including in the insolvency or bankruptcy court thereof provided that any costs incurred and associated with the the provision of such support will be borne by the Company and, in such Participating Creditor's opinion (acting reasonably) the provision of such support will not open up such Participating Creditor to the risk of any liability (potential or otherwise); and

(xi) not take, encourage, assist, support or engage in any way whatsoever in (or procure that any other person takes, encourages, assists, supports, provides information or engages in any way whatsoever in):

(A) any judicial, arbitral or regulatory proceedings that would reasonably be expected to impede, prevent or frustrate the implementation of the Restructuring; or

(B) any action challenging, objecting to, encouraging or supporting any challenge or objection to the Restructuring (or any terms thereof).

(b) Notwithstanding anything contained herein, no Participating Creditor will be obliged to execute, deliver, make, issue and/or take any step or action in relation to a Restructuring Document which:

(i) is not in a form that has been agreed pursuant to this Agreement;

(ii) is not in a form that is consistent with the Restructuring Term Sheet in all material respects; or

(iii) includes any provision, or brings into effect any document, which is not consistent in all material respects with this Agreement.

11. RESTRICTIONS ON DEALING WITH PARTICIPATING CREDITOR DEBT

11.1 Notwithstanding any other provision of any Debt Document, and subject to Clause 11.2 below:

(a) until the End Date, no Participating Creditor may sell, assign, novate, sub-participate or otherwise transfer or dispose of (whether directly or indirectly) all or any part of its legal or beneficial interests, rights, title, benefits or obligations under or in respect of any of the Participating Creditor Debt held by it or implement any transaction of a similar or equivalent economic effect (collectively, a "**Transfer**") to any transferee, assignee or sub-participant which is not a Participating Creditor, or declare or create any trust of all or any part of its legal or beneficial interests, rights, title, benefits or obligations in respect of its Participating Creditor Debt or this Agreement (including any monies and other assets owing to it under or in connection with its Participating Creditor Debt or this Agreement) to, or in favour of, any person:

   (i) except as permitted under the relevant Debt Document it is a party to in relation to the Issuer and the Group; and

   (ii) unless and until:

      (A) the relevant transferee, assignee or sub-participant (as the case may be) delivers to the Issuer a duly completed and signed Accession Letter in accordance with Clause 8 (*Accession of Creditors*);

      (B) the transferring, assigning or sub-participating Participating Creditor provides written notice in the form of an Transfer Notice to the Issuer and the Lock-Up Agent stating the aggregate principal amount of Participating Creditor Debt that it will beneficially own following the Transfer; and

      (C) the relevant transferee, assignee or sub-participant (as the case may be) provides written notice in the form of an Transfer Notice to the Issuer and the Lock-Up Agent stating the aggregate principal amount of Participating Creditor Debt that it will beneficially own following the Transfer;

(b) without prejudice to Clause 11.1(a), each Participating Creditor agrees that any purported transfer, assignment or sub-participation of rights under any Debt Document or this Agreement other than in accordance with this Clause 11, shall be ineffective and invalid against the other Parties; and

(c) a Participating Creditor may transfer all or any part of its Participating Creditor Debt to a Qualified Market-Maker if such Qualified Market-Maker has the purpose and intent of acting as a Qualified Market-Maker in respect of the relevant Participating Creditor Debt, in which case such Qualified Market-Maker shall not be required to accede to this Agreement or otherwise agree to be bound by the terms and conditions of this Agreement in respect of such Participating Creditor Debt provided that:

   (i) the relevant transferring Participating Creditor shall make such transfer conditional on any person to whom the relevant Participating Creditor Debt is transferred by the Qualified Market-Maker either (x) already being a Participating Creditor or (y) agreeing to execute and deliver an Accession Letter in accordance with Clause 8 (*Accession of Creditors*), and

   (ii) the relevant transferring Participating Creditor uses reasonable endeavours to procure that the Qualified Market-Maker transfers the relevant

Participating Creditor Debt within ten (10) Business Days of the settlement date in respect of its acquisition of Participating Creditor Debt to a Participating Creditor or to a transferee who executes and delivers an Accession Letter in accordance with Clause 8 (*Accession of Creditors*).

11.2 Nothing in this Agreement shall:

(a) prevent any Participating Creditor from buying Debt in addition to its Participating Creditor Debt as set out on the Confidential Annexure to its signature page(s), or in any Accession Letter, and any such Debt shall, subject to Clause 11.2(b) below, automatically become Participating Creditor Debt; or

(b) limit the ability of a Participating Creditor which is a broker-dealer (but only when acting in its capacity as a Qualified Market-Maker in respect of any Debt which is not its Participating Creditor Debt) to buy or sell Debt after the date it executes this Agreement or an Accession Letter.

11.3 Following the transfer or assignment of all of its Participating Creditor Debt to another person in accordance with the terms of this Agreement, the relevant transferee shall be deemed to be a Participating Creditor hereunder with respect to such transferred portion of interest in the Participating Creditor Debt, and the relevant transferring Participating Creditor shall immediately cease to be a Participating Creditor and a Party to this Agreement and this Agreement shall in such case continue among the remaining Parties, provided that this Clause 11 shall be:

(a) without prejudice to the accrued rights of the transferring Participating Creditor against any other Party or the accrued rights of any other Party against the transferring Participating Creditor with respect to any prior breaches of any of the terms of this Agreement; and

(b) without limitation to the obligations of any Party against the remaining Parties under the terms of the Agreement.

11.4 If any Participating Creditor purports to effect a Transfer in violation of this Clause 11, such purported Transfer shall be void for the purposes of this Agreement and that transferring, assigning or sub-participating Participating Creditor shall remain liable as a Participating Creditor in respect of its obligations and liabilities under this Agreement, in respect of the relevant Participating Creditor Debt, until the relevant transferee, assignee or sub-participant is bound by the terms of this Agreement in accordance with this Clause 11.

11.5 Each of the Participating Creditors may disclose this Agreement (except for the Confidential Annexures and the signature pages to this Agreement) or any Restructuring Document to a proposed transferee.

12. UNDERTAKINGS OF THE PARTIES

12.1 This Agreement sets out the Parties' entire understanding of the Restructuring and supersedes any previous agreement or understanding between any of the Parties with respect to the Restructuring.

12.2 Restructuring Documents

On and with effect from the Effective Date until the End Date, and subject to the terms of this Agreement:

(a) each Participating Creditor and the Issuer shall enter into good faith negotiations with a view to agreeing (i) any changes to the Restructuring Term Sheet deemed necessary by the Ad-Hoc Gorup to give effect to the Restructuring by the applicable date set forth in Schedule 6 *(Restrucutring Milestones)*; (ii) the Restructuring Documents, which shall be consistent in all material respects with the Restructuring Term Sheet, and (iii) the method(s) of implementing, completing or otherwise giving effect to the Restructuring, whether by way of the In-Court Proceedings or otherwise, as soon as reasonably practicable and, in any event, by no later than the Longstop Date.

(b) upon confirmation from the Issuer's Counsel and the Ad-Hoc Group's Counsel that the Restructuring Documents are in Agreed Form, each Participating Creditor and the Issuer shall (and the Issuer shall procure that each other Group Company, if applicable, will), promptly, but in any event prior to the Longstop Date, execute and deliver to each Party any document and give any notice, order or direction necessary or desirable to support, facilitate, implement, consummate or otherwise give effect to all or any part of the Restructuring, including those Restructuring Documents to which it will be a party (together with irrevocable instructions provided to each Party's counsel to release those Restructuring Documents), and (if applicable) instruct the Super Senior Agent, 2026 Notes Trustee, the Existing 2025 Notes Agent, the New Money 2025 Notes Agent, the New Junior Lien Notes Agent the Existing 2025 Notes Security Trustee and/or the Security Agent to do the same.

13. LIMITATIONS ON UNDERTAKINGS

13.1 Nothing in this Agreement shall:

(a) constitute, and should not be construed as, an offer or invitation to sell or issue securities or otherwise constitute an invitation or inducement to any person to become a member of, apply for, exchange, purchase, underwrite, subscribe to or otherwise acquire securities in or issued by any member of the Group or any other person;

(b) require any Participating Creditor to take any action or omit to take any action which is prohibited or otherwise restricted by applicable law, rule, regulation or other requirement, by any order or direction of any Governemtnal Body with jurisdiction;

(c) require any Group Company to take any action, or omit to take any action, which would breach:

(i) any law or regulation or fiduciary duty or requirement beyond its control; or

(ii) any order or direction of any relevant court or governmental body;

in each case provided that such breach cannot be avoided or removed by taking reasonable steps, or to waive or forego the benefit of any applicable legal professional privilege that would not otherwise cause any material disadvantage to such Group Company;

(d) require any Participating Creditor to commence or become party to any litigation, In-Court Proceedings, arbitration or similar proceedings save for any In-Court Proceedings in accordance with Clause 12.2(a) or any such proceedings brought against such Participating Creditor by another Party seeking to enforce its rights under this Agreement;

(e) require any Party to waive or forego the benefit of any applicable legal or professional privilege or provide any information to any person to which such privilege applies for the disclosing party;

(f) restrict, or attempt to restrict, any director or officer of any Group Company from complying with:

(i) any fiduciary, common law, regulatory or legal obligation to commence Insolvency Proceedings in respect of that Group Company if that officer reasonably considers (on the basis of written legal advice that he or she has received) it is required to do so, in each case provided that where possible and lawful, the applicable Group Company shall in good faith give notice to the Participating Creditors of its intended actions; and

(ii) any applicable securities laws in respect of any Group Company;

(g) require any Participating Creditor (or any director, manager, or officer of that Participating Creditor) to take any action which would breach any fiduciary obligations owed to its investors or funds managed or advised by it;

(h) require any Participating Creditor (or any director, manager, officer, employee or member of that Participating Creditor) to incur any obligation, liability or expenses, including any out-of-pocket expense, or to make any debt and/or other financing available to any Group Company, or to provide any indemnity in favour of any person, or incur any tax liabilities or to waive any rights at law, or make any additional equity or debt financing available to the Issuer or any other Group Company, or to provide any indemnity in favour of any person, or incur any tax liabilities or to waive any rights at law, other than as expressly contemplated by this Agreement (including Schedule 5 (*Restructuring Term Sheet*)) or otherwise expressly agreed with that Party on notice to the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors); or

(i) prevent any Participating Creditor (or any of its Affiliates) from providing debt financing, equity capital, discretionary money management, corporate finance, investment banking, investment advisory, private management, risk management activities, arbitrage and sales and trading activities, or other services (including advisory services) or from carrying out its activities in the ordinary course of business and providing services to clients (including to those who may have a conflicting interest to the Restructuring), provided that such actions or activities do not, or could not reasonably be expected to, delay, prejudice, frustrate, prevent or impede the Restructuring.

14. PARTICIPATING EXISTING NOTEHOLDERS AND THE AD-HOC GROUP

14.1 Participating Existing Noteholders and the Ad-Hoc Group

This Clause 14 sets out certain rights and obligations among the Participating Creditors only and is not intended to affect the rights and obligations of any Participating Creditor vis-à-vis any other party.

14.2 No representation

Nothing in this Agreement shall create or imply any fiduciary duty or any duty of trust or confidence in any form on the part of the Ad-Hoc Group or any member of the Ad-Hoc Group (in its capacity as a member of the Ad-Hoc Group and not in its capacity as a Participating Existing Noteholder) to any other Party or the other Participating Creditor under or in connection with this Agreement or the Restructuring Documents.

14.3 Ad-Hoc Group not an agent

The Ad-Hoc Group is not an agent and does not and will not "act for", act on behalf of or represent the Participating Creditors in any capacity, will have no fiduciary duties to the Participating Creditors and will have no authority to act for, represent or commit the Participating Creditors. The Ad-Hoc Group will have no obligations other than those for which express provision is made in this Agreement (and for the avoidance of doubt the Ad-Hoc Group shall not be under any obligation to advise or to consult with any Participating Creditor on any matter related to this Agreement).

14.4 No requirement to disclose information received in other capacities

(a) No information or knowledge regarding the Group or their affairs received or produced by any Participating Existing Noteholder in connection with this Agreement shall be imputed to any other Participating Existing Noteholder and no Participating Existing Noteholder shall be bound to distribute or share any information received or produced pursuant to this Agreement to any other Participating Existing Noteholder or any other person.

(b) No information or knowledge regarding any Group Party or any Group Company or their affairs received or produced by any member of the Ad-Hoc Group in connection with this Agreement or the Restructuring shall be imputed to any other member of the Ad-Hoc Group.

14.5 Ad-Hoc Group may continue to deal with the Group

Subject to the terms of the New Money Intercreditor Agreement, each member of the Ad-Hoc Group will remain free to deal (including with any member of the Group and the Group on its own account) and will therefore not be bound to account to any Party for any sum, or the profit element of any sum, received by it for its own account.

14.6 Ad-Hoc Group members may seek their own advice

Each member of the Ad-Hoc Group will remain free to seek advice from its own advisors regarding its exposure as a Participating Creditor and will as regards its exposure as a Participating Creditor at all times continue to be solely responsible for making its own independent investigation and appraisal of the business, financial condition, credit-worthiness, status and affairs of the Group.

14.7 Assumptions as to authorisation

The Ad-Hoc Group may assume that (and shall not be required to verify):

(a) any representation, notice or document delivered to it is genuine, correct and appropriately authorised;

(b) any statement made by a director, authorised signatory or employee of any person regarding any matters are within that person's knowledge or within that person's power to verify; and

(c) any communication made by any member of the Group is made on behalf of and with the consent and knowledge of all members of the Group.

14.8 Responsibility for documentation

The Ad-Hoc Group:

(a) will not be responsible to any Participating Creditor for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by any Participating Creditor, any member of the Group or any other person given in or in connection with this Agreement and any associated documentation or the transactions contemplated therein;

(b) will not be responsible to any Participating Creditor for the legality, validity, effectiveness, completeness, adequacy or enforceability of the Restructuring, this Agreement or any agreement, arrangement or document entered into, made or executed in anticipation of or in connection with the Restructuring;

(c) will not be responsible for any determination as to whether any information provided or to be provided to any Participating Creditor is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing, market abuse or otherwise;

(d) will not be responsible for verifying that any information provided to the Participating Creditors (using reasonable endeavours and usual methods of transmission such as email or post) has actually been received and/or considered by each Participating Existing Noteholder and the Ad-Hoc Group shall not be liable for any information not being received by any Participating Existing Noteholder;

(e) shall not be bound to distribute to any Participating Creditor or to any other person, any information received by it; and

(f) shall not be bound to enquire as to the absence, occurrence or continuation of any default or event of default under any Debt Document or the performance by any member of the Group of its obligations under any document or agreement.

14.9 Own responsibility

(a) It is understood and agreed by each Participating Creidtor that at all times it has itself been, and will continue to be, solely responsible for making its own independent appraisal of, and investigation into, all risks arising in respect of the business of the Group or under or in connection with the Restructuring, this Agreement and any associated documentation including:

(i) the financial condition, creditworthiness, condition, affairs, status and nature of each member of the Group;

(ii) the legality, validity, effectiveness, completeness, adequacy and enforceability of any document entered into by any person in connection with the business or operations of the Group or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring;

(iii) whether such Participating Existing Noteholder has recourse (and the nature and extent of that recourse) against any member of the Group or any other person or any of their respective assets under or in connection with the Restructuring and/or any associated documentation, the transactions therein contemplated or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring;

(iv) the adequacy, accuracy and/or completeness of any information provided by any member of the Group and advisers or by any other person in connection with the Restructuring, and/or any associated documentation, the transactions contemplated therein, or any other agreement, arrangement or document entered into, made or executed in anticipation of, pursuant to or in connection with the Restructuring; and

(v) the adequacy, accuracy and/or completeness of any advice obtained by the Ad-Hoc Group in connection with the Restructuring or in connection with the business or operations of the Group.

(b) Accordingly, each Participating Creditor acknowledges to the Ad-Hoc Group that it has not relied on, and will not hereafter rely on, the Ad-Hoc Group or any of them in respect of any of the matters referred to in Clause 14.9(a) and that consequently the Ad-Hoc Group shall not have any liability (whether direct or indirect, in contract, tort or otherwise) or responsibility to any Participating Existing Noteholder or any other person in respect of such matters.

14.10 Exclusion of liability

(a) Without limiting Clause 14.10(b), no member of the Ad-Hoc Group will be liable to any Participating Creditor for any action taken by it (or any inaction) under or in connection with the Restructuring or this Agreement, unless directly caused by its gross negligence or wilful misconduct (as determined by a final judgment of a court of competent jurisdiction).

(b) No Participating Creditor (other than a member of the Ad-Hoc Group) may take any proceedings against any director, officer, employee, agent, investment manager, investment adviser, general partner, Affiliate or Related Entity of any member of the Ad-Hoc Group (or any director, officer, employee, agent, investment manager, investment adviser, or general partner of any such Affiliate or Related Entity), in respect of:

(i) any claim it might have against the Ad-Hoc Group or a member of the Ad-Hoc Group; or

(ii) any act or omission of any kind by that director, officer, employee, agent, investment manager, investment adviser, general partner, Affiliate or Related Fund, in each case, in relation to this Agreement or the Restructuring and any associated documentation or transactions contemplated therein and, notwithstanding Clause 3 (*Third Party Rights*) and the provisions of the Third Parties Act, no such director, officer, employee, agent, investment manager, investment adviser, general partner, Affiliate or Related Fund shall be bound by any amendment or waiver of this Clause 14.10(b) without the consent of such director, officer, employee, agent, investment manager, investment adviser, general partner, Affiliate or Related Fund.

15. TERMINATION

15.1 Automatic termination

(a) This Agreement shall terminate automatically without any further action being taken by any Party on the earlier of:

(i) the Restructuring Effective Date;

(ii) the date which falls 20 days after the date of this Agreement (or such later date as may be agreed by the Company and the Ad-Hoc Group, provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold) if the Effective Date has not occurred by the expiry of such period;

(iii) the Plan not being finally approved by the requisite majorities of Creditors at the Plan Meeting (provided that the Plan Meeting may be postponed or adjourned to a subsequent date in order to obtain the requisite approval);

(iv) if in respect of any In-Court Proceedings required to implement the Restructuring, sanction of the In-Court Proceedings is denied by the relevant court and the Issuer has exhausted all avenues of appeal; or

(v) the Longstop Date.

15.2 Voluntary termination

This Agreement may be terminated with immediate effect by the mutual written consent of the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors).

15.3 Voluntary termination by the Issuer

(a) This Agreement may be terminated by written notice from the Issuer to all Parties:

(i) in the event that the Issuer makes a reasonable, good faith determination (following consultation with the Ad-Hoc Group, provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, or its members represent the Majority Participating Creditors) that there is

no reasonable prospect of successfully implementing the Restructuring prior to the Longstop Date;

(ii) if one or more Participating Creditors which hold(s) in aggregate more than 25 per cent. of the claims against the Issuer under the Restructuring Plan and/or equivalent proceedings is in breach in a material respect of any of its obligations or undertakings under the terms of this Agreement, being reasonably likely to cause the Restructuring not to become effective on the same terms or timetable as contemplated by the Restructuring Term Sheet and, if capable of remedy, such breach is not remedied within five (5) Business Days from the date on which the relevant Participating Creditor is given notice of such breach; or

(iii) in respect of a Participating Creditor, by written notice to such Participating Creditor, if that Participating Creditor does not comply with any undertaking in this Agreement in any material respect in the reasonable opinion of the Issuer (having consulted with the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, or its members represent the Majority Participating Creditors) prior to having sent a written notice to such Participating Creditor), in each case unless the failure to comply is capable of remedy and is remedied within ten (10) Business Days of delivery of such notice of termination by the Issuer to the relevant Participating Creditor.

15.4 Voluntary termination by Participating Creditors

This Agreement may be terminated by written notice of termination to the Issuer at the election of the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) if:

(a) any Group Party fails to comply with any provision of this Agreement in any material respect and, if capable of remedy, such breach is not remedied within 5 Business Days from the earlier of the date on which any Group Party becomes aware of the breach or is given notice of such breach by any Participating Creditor;

(b) in breach of the paragraph 9.4(a)(xii), any Group Party makes any payments (including, but not limited to, any prepayments, repayments, principal payments or interest payments) in respect of the SSRCF Liabilities, Swap Liabilities or 2026 Notes;

(c) a Restructuring Milestone does not occur within five (5) Business Days of the date specified for that Restructuring Milestone in Schedule 6 (*Restructuring Milestones*) it being acknowledged that the dates for delivery of any Restructuring Milestone may be amended or waived with the consent of the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors);

(d) an order of a Governmental Body or court of competent jurisdiction restraining or otherwise preventing the implementation of the Restructuring has been made and such order is not revoked or dismissed within 30 days of it being made;

(e) any representation or warranty of the Group Parties under this Agreement proves to have been incorrect or misleading in any material respect unless the circumstances

giving rise to the misrepresentation or breach of warranty are capable of remedy and are remedied within two (2) Business Days of the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), delivering a notice to the Issuer alleging, or the Issuer ought reasonably to be aware of, such misrepresentation or breach of warranty;

(f) the Ad-Hoc Group determines (acting reasonably) that a Material Adverse Effect exists or has occurred since the date of this Agreement and continues to exist at the time of notification unless the circumstances giving rise to the Material Adverse Effect are capable of remedy and are remedied within two (2) Business Days of the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), delivering a notice to the Issuer alleging, or the Issuer ought reasonably to be aware of, such Material Adverse Effect;

(g) an event of default occurs after the Effective Date with respect to the Existing 2025 Notes, the New Money 2025 Notes, the Junior Lien Notes and the SSRCF Liabilities;

(h) any Insolvency Proceedings occur other than the In-Court Proceedings, and such Insolvency Proceedings are not stayed or dismissed within five (5) Business Days of the occurrence of the same, provided that failure to terminate this Agreement prior to five (5) Business Days would not have a Material Adverse Effect on the Participating Creditors; or

(i) any Enforcement Action has been taken by a creditor with respect to any indebtedness of the Group.

15.5 Termination by an individual Participating Creditor

(a) This Agreement may be terminated by written notice to the Issuer by a Participating Creditor in respect of that Participating Creditor only if:

(i) an order of a Governmental Body or court of competent jurisdiction restraining or otherwise preventing implementation of the Restructuring has been made and has not been revoked, withdrawn or dismissed within 30 days of it being made; or

(ii) entry into the Restructuring would put the Participating Creditor in breach of any law or regulation applicable to it.

(b) This Agreement may be terminated by written notice to the Issuer by an Existing 2025 Noteholder in respect of that Existing 2025 Noteholder only if an event of default occurs after the Effective Date with respect to the Existing 2025 Notes.

15.6 No termination for own breach

Notwithstanding any other Clause in this Agreement, nothing in this Agreement permits any Party to terminate this Agreement as a result of its own breach of this Agreement.

15.7 Effect of termination

This Agreement will cease to have any further effect with respect to the applicable Parties on the date on which it is terminated under any of Clauses 15.1 (*Automatic termination*) to Clause 15.5 (*Termination by an individual Participating Creditor*), provided that such termination shall not affect:

(a) in the case of termination expressed to apply solely in respect of an individual Participating Creditor, the rights, obligations and liabilities of the other Parties;

(b) any accrued rights in respect of breaches of this Agreement which occurred before such termination is effective; and

(c) the application of Clauses 1 (*Definitions and Interpretation*), 6 (*Participating Creditors' Rights and Obligations*), 7 (*Lock-Up Agent*), 15.7 (*Effect of Termination*), 17 (*Publicity*), 18 (*Specific Performance*), 20 (*Notices*), 22 (*Remedies and waivers*), 24 (*Reservation of rights*), 26 (*Governing law*) and 27 (*Enforcement*) which shall remain in full force and effect and save in respect of breaches of this Agreement which occurred prior to such termination.

15.8 Notification of termination

The Issuer shall promptly notify all Parties in the event that this Agreement has been terminated pursuant to any of Clauses 15.1 (*Automatic termination*) to 15.5 (*Termination by an individual Participating Creditor*).

16. REPRESENTATIONS AND WARRANTIES

16.1 Representations of each Party

Each Party represents and warrants to each other Party at the times set out in Clause 16.4 (*Times when representations made*) by reference to the facts and circumstances then existing on that date:

(a) it is duly incorporated (if a corporate person) or duly established (in any other case) and validly existing under the law of its jurisdiction of incorporation or formation;

(b) it has the power to own its assets and carry on its business as it is being, and is proposed to be, conducted;

(c) the obligations expressed to be assumed by it in this Agreement are legal, valid, binding and enforceable on it, subject to any applicable Legal Reservations;

(d) as far as it is aware, the entry into and performance by it of, and the transactions contemplated by, this Agreement do not and will not conflict with any law or regulation applicable to it or its constitutional documents;

(e) it, and, if applicable, the duly authorised attorney acting on its behalf, has the power, authority and legal capacity to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of this Agreement and (subject to the fulfilment of the conditions to the implementation and consummation of the Restructuring specified in the Restructuring Term Sheet

or any other Restructuring Document) the transactions contemplated by this Agreement; and

(f) it has the corporate capacity and authority to execute the Agreement through electronic means and there are no restrictions for doing so in that Party's constitutive documents.

16.2 Representations of the Participating Creditors

Each Participating Creditor represents and warrants to each other Party at the times set out in Clause 16.4 (*Times when representations made*) by reference to the facts and circumstances then existing on that date, in respect of itself only, that:

(a) it has the power to vote, deal with, approve changes to, dispose of and transfer all its Participating Creditor Debt as contemplated by this Agreement; and

(b) the amount set out in the Confidential Annexure to its signature page(s) or any Accession Letter, constitutes all the Debt beneficially held as of the date listed therein by such Participating Creditor (after taking into account any pending transfers).

16.3 Representations of the Group Parties

Each Group Party jointly and severally makes the representations and warranties set out in this Clause 16.3 to each other Party at the times set out in Clause 16.4 (*Times when representations made*):

(a) no Group Company is the legal owner of, or has any beneficial interest in, any Debt as at the date of this Agreement;

(b) it has not entered into any arrangements with, or made any payment or provided any other form of financial or commercial inducement to, any legal or beneficial holder of any of the Debt (including by way of set-off, payment of any consent fee or any other fee or otherwise) for the purposes of inducing support for the Restructuring, other than as contemplated by this Agreement and the Restructuring Term Sheet;

(c) none of the Group Parties nor any Group Company is subject to any Insolvency Event, other than which occurs by reason of the implementation of the Restructuring;

(d) no creditor of any Group Company has taken any Enforcement Action which is continuing;

(e) they have good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, all material assets necessary to carry on its business as presently conducted if and to the extent that failure to do so would have, or would reasonably be expected to have, a Material Adverse Effect;

(f) they have the power to own their assets and carry on their business as it is being conducted;

(g) no member of the Group is the legal owner or beneficial owner of any Notes Debt;

(h) none of the documents or information furnished to the Participating Creditors pursuant to the Restructuring Documents (the "**Information**") contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, accurate in all material respects and not misleading;

(i) it and each of its Subsidiaries (i) have prepared and duly filed all tax returns required to be filed by any of them and all such tax returns are complete and accurate in all material respects, (ii) have duly paid all taxes that are required to be paid, have duly withheld all amounts required to be withheld in respect of taxes from amounts owing to any employee, creditor or third party and (iii) do not have knowledge of any audits, examinations, investigations or other proceedings in respect of any tax matters that are pending or have been threatened in writing and which would reasonably be expected to have a Material Adverse Effect on the Group; and

(j) all factual written information provided to the Participating Creditors by any member of the Group in connection with the negotiation, consideration and implementation of the Restructuring is accurate and complete in all material respects and not misleading.

16.4 Times when representations made

(a) Each of the representations and warranties set out in Clause 16.1 (*Representations of each Party*) and Clause 16.2 (*Representations of the Participating Creditors*) shall be made by a Participating Creditor on the date on which it becomes a Party, and each of the representations and warranties set out in Clause 16.1 (*Representations of each Party*) shall be made by a Participating Creditor immediately prior to the Restructuring Effective Date.

(b) Each of the representations and warranties set out in Clause 16.1 (*Representations of each Party*) and Clause 16.3 (*Representations of the Group Parties*) shall be made by the Issuer:

(i) on the date of this Agreement and on the Effective Date;

(ii) on the date of issuance of each of Tranche 1, Tranche 2 and Tranche 3; and

(iii) immediately prior to the Restructuring Effective Date.

17. PUBLICITY

17.1 Subject to Clause 17.2 below and until the End Date, no announcement regarding, or referring to, this Agreement, the Restructuring Term Sheet or the Restructuring will be made by or on behalf of any Party (whether publicly or otherwise) without the prior written consent of the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), except as permitted by paragraph 17.3 below.

17.2 No announcement identifying any individual Participating Creditor (in its capacity as such) in connection with this Agreement or the Restructuring shall be made at any time without the prior consent of that Participating Creditor.

17.3 Paragraphs 17.1 and 17.2 above do not apply to any announcement required by law or regulation, any statutory disclosure obligations, any order or direction of any court or any applicable stock exchange. Any Party required to make such an announcement shall, unless the requirement is to make an immediate announcement with no time for, or the requirement otherwise precludes any consultation, consult with the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors) before making the relevant announcement.

18. SPECIFIC PERFORMANCE

Without prejudice to any other remedy available to any Party, the obligations under Clause 6.3 (*Participating Creditors' rights and obligations*), Clause 6.4 (*Participating Creditors' rights and obligations*), Clause 12.2 (*Restructuring Documents*) and Clause 10.1 (*Support for the Restructuring*) shall, subject to applicable law, be the subject of specific performance by the relevant Parties. Each Party acknowledges that damages shall not be an adequate remedy for breach of the obligations under Clause 6.3 (*Participating Creditors' rights and obligations*), Clause 6.4 (*Participating Creditors' rights and obligations)*, Clause 12.1 (*Restructuring Documents*) and Clause 10.1 (*Support for the Restructuring*). Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

19. FURTHER ASSURANCE

Without prejudice to any other term of this Agreement each Party shall (and the Issuer shall procure that each other Group Company shall), promptly execute and deliver such other documents or agreements and take such other action as may be reasonably necessary or desirable for the implementation of the Restructuring and the consummation of the transactions contemplated by this Agreement.

20. NOTICES

20.1 Communications in writing

Any communication to be made under or in connection with this Agreement shall be made in writing and, unless otherwise stated, may be made by email or letter at the below addresses or e-mail addresses set out in Clause 20.2 (*Addresses*). For the avoidance of doubt, when written notice or approval from the Ad-Hoc Group, Majority Participating Creditors or the Issuer is required by this Agreement, email from the applicable counsel to such Parties' counsel shall be sufficient.

20.2 Addresses

If to the Issuer:	To the address and email address identified on the signing page below of the Issuer. With a copy to the Issuer's Counsel at the address specified below.
If to the Lock-Up Agent:	To the address and email address specified below.
If to the Ad-Hoc Group or a member of the Ad-Hoc Group:	To the address and email address specified below.

If to an Original Participating Creditor:	To the address and email address identified on the signing page below of each Original Participating Creditor.
If to an Additional Participating Creditor:	To the address and email address identified on the signing page of its Accession Letter.

All notices and communications to the Issuer shall be copied to:

Sidley Austin LLP

Address:	Sidley Austin LLP 70 St Mary Axe London ECBA 8BE
Email:	sidleyatento@sidley.com
Attention:	Jifree Cader / Kieran Sharma / Anthony Grossi

Houlihan Lokey Capital, Inc.

Address:	Houlihan Lokey 1 Curzon Street London W1J 5HD
Email:	projectatenashl@hl.com
Attention:	Manuel Martinez-Fidalgo / Jorge Villen

All notices and communications to the Lock-Up Agent shall be sent to:

GLAS Specialist Services Limited

Address:	55 Ludgate Hill Level 1 West London EC4M 7JW
Email:	lm@glas.agency
Attention:	Liability Management (Lock-Up Agent Atteno 220623)

All notices and communications to the Ad-Hoc Group shall be sent to and all notices and all communications to the members of the Ad-Hoc Group shall be copied to:

Hogan Lovells LLP

Address:	Hogan Lovells LLP Atlantic House Holborn Viaduct London EC1A 2FG
Email:	hoganprojectreach@hoganlovells.com
Attention:	Alex Kay

Hogan Lovells US LLP

Address:	Hogan Lovells US LLP 1999 Avenue of the Stars, Suite 1400 Los Angeles, CA 90067 United States Hogan Lovells US LLP 390 Madison Avenue New York, NY 10017 United States
Email:	hoganprojectreach@hoganlovells.com
Attention:	David Simonds / Matt Schernecke

Rothschild & Co

Address:	Rothschild & Co 1251 Avenue of the Americas, 33rd floor New York 10020 United States
Email:	projectreach@rothschildandco.com
Attention:	Frank London / Marcelo Messer

All notices and communications to a Participating Creditor shall also be copied to the Super Senior Agent, the 2026 Notes Trustee, the Existing 2025 Notes Agent, the New 2025 Notes Agent and the New Junior Lien Notes Agent.

20.3 Effective delivery

Any communication or document made or delivered by one person to another under or in connection with this Agreement will only be effective:

(a) if by letter:

(i) delivered in person, when it has been left at the relevant address;

(ii) sent by post, five Business Days after being deposited in the post, postage prepaid, in an envelope addressed to it at that address; or

(iii) sent by international priority courier delivery, five days after delivery to such courier,

and, if a particular department or individual is specified as part of its address details provided, if addressed to that department or individual; and

(b) if by e-mail, when actually received in legible form.

21. PARTIAL INVALIDITY

If, at any time, any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of

such provision under the law of any other jurisdiction will in any way be affected or impaired.

22. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Party, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

23. AMENDMENTS AND WAIVERS

23.1 Required consents

Except as provided in Clause 23.2, any term of this Agreement (including any terms of any schedule hereto and the Restructuring Term Sheet) may be amended or waived with the consent in writing (which may be by way of electronic mail) of the Issuer and the Ad-Hoc Group (provided that the composition of the Ad-Hoc Group satisfies the Minimum AHG Threshold, and if it does not, the Majority Participating Creditors), and such amendment or waiver shall be binding on all Parties.

23.2 Exceptions

(a) Subject to Clauses 23.2(b) and 23.2(c), the Issuer may amend, waive or modify the terms of this Agreement (including any terms of any Schedule hereto, including for the avoidance of doubt Schedule 5 (*Restructuring Term Sheet*) at its sole discretion (but without any obligation to do so) and without the consent of any Participating Creditors, in any manner that (in each case) is not adverse to the interest of the Participating Creditors, including amendments, waivers or modifications:

(i) to introduce or increase any fees payable to Participating Creditors;

(ii) to add any guarantor or guarantee in respect of the New Money 2025 Notes, the Existing 2025 Notes and the Junior Lien Notes or to add conditional collateral to secure the New Money 2025 Notes, the Existing 2025 Notes and the Junior Lien Notes;

(iii) to add additional covenants in respect of the New Money 2025 Notes, the Existing 2025 Notes and the Junior Lien Notes;

(iv) to cure any ambiguity, defect, omission or inconsistency in this Agreement;

(v) to the extent required or compelled by applicable law, rule or regulation; and

(vi) to waive any of the obligations on the Participating Creditors pursuant to Clause 8 (*Accession of Creditors*).

(b) An amendment or waiver that:

(i) imposes a more onerous obligation on any Participating Creditor than is anticipated by this Agreement; or

(ii) affects any Participating Creditor disproportionally in comparison to other Participating Creditors who are affected by the amendment or waiver,

may not be effected without the prior written consent of that Participating Creditor.

(c) Amendments to the definitions of "Majority Participating Creditors", Clause 7, Clause 10 or this Clause 23.2(c), may only be made in writing by the Issuer and each Participating Creditor.

(d) Where any amendment or waiver requires the reasonable consent of any Party, consent shall not be unreasonably withheld or delayed.

24. RESERVATION OF RIGHTS

(a) Unless expressly provided to the contrary, this Agreement does not amend or waive any Party's rights under the Debt Documents or any other documents and agreements, or any Party's rights as a creditor of the Group or any Group Company unless and until the Restructuring is consummated (and then only to the extent provided under the terms of the Restructuring Documents).

(b) The Parties fully reserve any and all of their rights, until such time as the Restructuring is implemented in accordance with this Agreement.

(c) If this Agreement is terminated by any Party for any reason, the rights of that Party against the other Parties to this Agreement and those other Parties' rights against the terminating Party shall be fully reserved.

25. COUNTERPARTS

This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature (including (x) any electronic symbol or process attached to, or associated with, a contract or other record and adopted by a person with the intent to sign, authenticate or accept such contract or record and (y) any facsimile, E-pencil or .pdf signature) hereto or to any other certificate, agreement or document related to this transaction, and any contract formation or record-keeping, in each case, through electronic means, shall have the same legal validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law. For the avoidance of doubt, the foregoing also applies to any amendment, extension or renewal of this Agreement.

26. GOVERNING LAW

This Agreement and any disputes or claims arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) are governed by and shall be construed in accordance with the laws of England and Wales.

27. ENFORCEMENT

27.1 Jurisdiction

(a) The courts of England and Wales shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement).

(b) On entry into or accession to this Agreement, each Participating Creditor in respect of Debt which is not governed by the laws of England and Wales and / or New York (as applicable) irrevocably submits to the jurisdiction of the relevant court of the In-Court Proceedings with respect to the Restructuring.

27.2 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law:

(i) each Guarantor which is not incorporated in England and Wales will, as soon as reasonably practicable after the Effective Date, and in any event by no later than the Term Sheet Amendment Deadline, appoint a third party process agent as its agent for service of process in relation to any proceedings before the Court in connection with this Agreement or the Restructuring and will promptly notify the other Parties of such appointment. If such agent (or any replacement agent appointed) at any time ceases for any reason to act as such, the Issuer (on behalf of each relevant Group Company) shall appoint a replacement agent for service of process having an address for service in England and Wales and shall promptly notify the other Parties of the name and address of such replacement agent; and

(ii) each Participating Creditor agrees that failure by a process agent to notify it of the process will not invalidate the proceedings concerned.

(b) If requested by the Issuer, each Participating Creditor not incorporated in England and Wales shall, within 14 days of request, use its reasonable endeavours to appoint an agent for service of process in relation to any proceedings before the Court in connection with this Agreement.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1
THE GUARANTORS

1. Atento S.A.
2. Atalaya Luxco Midco Sarl
3. Atento Luxco 1
4. Atento Brasil S.A.
5. Atento Atencion y Servicios S.A. de C.V.
6. Atento Servicios S.A. de C.V.
7. Atento Servicios Tecnicos y Consultoria S.A.U.
8. Atento Impulsa S.A.U.
9. Atento Mexico Holdco S. de R.L. de C.V.
10. Atento Teleservicios Espana S.A.U.
11. Atento Servicios Auxilliares de Contact Center S.A.U.
12. Atento Colombia S.A.
13. Teleatento del Peru S.A.C.
14. Atento Holding Chile S.A.
15. Atento Chile S.A.
16. Atento Argentina, S.A.
17. Atento El Salvador SA de CV
18. Atento de Guatemala S.A.
19. Atento Puerto Rico, Inc
20. Woknal S.A.

SCHEDULE 2
ORIGINAL PARTICIPATING CREDITORS

PART 1
THE ORIGINAL PARTICIPATING EXISTING 2025 NOTES PURCHASERS

1. [redacted]
2. [redacted]
3. [redacted]
4. [redacted]
5. [redacted]
6. [redacted]
7. [redacted]
8. [redacted]
9. [redacted]
10. [redacted]
11. [redacted]
12. [redacted]
13. [redacted]

PART 2
THE ORIGINAL PARTICIPATING 2026 NOTEHOLDERS

1. [redacted]
2. [redacted]
3. [redacted]
4. [redacted]
5. [redacted]
6. [redacted]
7. [redacted]
8. [redacted]
9. [redacted]
10. [redacted]
11. [redacted]
12. [redacted]
13. [redacted]
14. [redacted]
15. [redacted]
16. [redacted]
17. [redacted]
18. [redacted]
19. [redacted]
20. [redacted]
21. [redacted]
22. [redacted]
23. [redacted]
24. [redacted]
25. [redacted]

26. [redacted]
27. [redacted]
28. [redacted]
29. [redacted]
30. [redacted]
31. [redacted]
32. [redacted]
33. [redacted]
34. [redacted]
35. [redacted]

SCHEDULE 3
FORM OF ACCESSION LETTER

To: Atento Luxco 1 S.A. (the "**Issuer**")

The Lock-Up Agent

Dated: ____________________________

Dear Sirs

Restructuring Support Agreement dated ______________ (the "Agreement")

1. We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2. Each Participating Creditor listed in the table below agrees to be bound by the terms of the Agreement as an Additional Participating Creditor in respect of the Debt set out below (which Debt shall be Participating Creditor Debt under the Agreement).

3. The following terms shall have the following meanings for the purposes of this Accession Letter:

   (a) "**Holder**" means, in respect of any portion of Debt, a person who has good legal title to (and is a lender of record with respect to) that portion of the Debt as at the date hereof.

   (b) "**Beneficial Owner**" means, in respect of an unsettled trade as of the date hereof, a person who solely holds the beneficial and economic interest in the relevant portion of Debt (including the benefit of all voting rights, claims, indemnities and other rights arising out of or in connection with such Debt), but who is not the Holder of such Debt.

4. We make the relevant representations and warranties set out in Clause 16 (*Representations and Warranties*) of the Agreement to each other Party on the date of this Accession Letter.

5. We will provide to the Lock-Up Agent evidence of the Participating Creditor Debt, as stated in this Accession Letter, held or legally or beneficially owned by the Participating Creditors set out below.

6. For the purposes of the Agreement, the "**Participating Creditor Debt**" for any Participating Creditor shall be the aggregate of the amounts listed beside its name under "Holder and Beneficial Owner" and "Beneficial Owner Only".

Participating Creditor	**SSRCF / 2026 Notes / Existing 2025 Notes / New Money 2025 Notes / New**	**Total Principal Amount of Holdings (US$)**		
		Holder and Beneficial Owner	**Unsettled Trades**	
			Holder Only	**Beneficial Owner Only**

	Junior Lien Notes / Swap Liabilities			
[List fund name and administrative details (relevant contact name, address, fax no., email]	*[List applicable type of Debt held]*	*[Total principal amount of holdings not subject to trade]*	*[Principal amount sold for which such fund remains Holder as at the date hereof pending settlement of the trade]*	*[Principal amount purchased for which such fund is Beneficial Owner as at the date hereof and will become Holder upon the settlement of the trade]*
Total		**$[•]**	**$[•]**	**$[•]**

This Accession Letter is governed by English law.

[PROPOSED PARTICIPATING CREDITOR]

Signed for and on behalf of

[•]

………………………………………………

Name:
Title:

<u>Notices</u>
Address: [•]

Email: [•]
Attention: [•]

SCHEDULE 4
FORM OF TRANSFER NOTICE

To: Atento Luxco 1 S.A. (the "**Issuer**")

The Lock-Up Agent

Dated: ____________________________

Dear Sirs

Lender Support Agreement dated ______________ (the "Agreement")

1. We refer to the Agreement. This is an Transfer Notice. Terms defined in the Agreement have the same meaning in this Transfer Notice unless given a different meaning in this Transfer Notice.

2. We write to inform you that the principal amount of Participating Creditor Debt set out in the table below, excluding any accrued or capitalised interest thereon, have been transferred [to us on [date]] [or] [by us on [date]]:

Participating Creditor Debt Transferred	***Principal amount of Participating Creditor Debt***
Total	**$[•]**

3. We confirm that the transfer(s) of the Participating Creditor Debt set out above have been completed in accordance with Clause 11 of the Agreement.

4. We will provide to the Lock-Up Agent evidence of the Participating Creditor Debt, as stated in this Transfer Notice, held or legally or beneficially owned by the Participating Creditors set out above.

This Transfer Notice is governed by English law.

[PARTICIPATING CREDITOR]

Signed for and on behalf of

[•]

....

Name:
Title:

SCHEDULE 5
RESTRUCTURING TERM SHEET

Terms defined in this Schedule 5 shall apply only in this Schedule 5.

This restructuring term sheet (this "***Term Sheet***") sets forth certain of the principal terms and conditions of a proposed financial restructuring (the "***Restructuring Transaction***") of certain of the outstanding indebtedness of Atento Luxco 1 (the "***Issuer***"), Atento S.A. (the "***Company***") and certain of their subsidiaries (collectively, the "***Group***" and, each, a "***Group Member***"), including, without limitation:

(i) the Indenture, dated February 10, 2021 (as amended, amended and restated, modified or supplemented, the "***2026 Notes Indenture***"), in respect of the Senior Secured Notes due 2026 (the "***2026 Notes***");

(ii) the Note Purchase Agreement, dated February 15, 2023 (as amended, amended and restated, modified or supplemented, the "***Existing 2025 Notes NPA***" and, together with the 2026 Notes Indenture, the "***Notes Issuance Documents***"), in respect of the Senior Secured Notes due 2025 (the "***Existing 2025 Notes***" and, together with the 2026 Notes, the "***Notes***");

(iii) certain hedging arrangements, including, without limitation, (a) that certain ISDA 2002 Master Agreement dated as of August 10, 2017, (b) that certain ISDA 2002 Master Agreement dated as of April 1, 2019, and (c) that certain ISDA 2002 Master Agreement dated as of January 23, 2013 and restated as of August 10, 2017 (collectively, and as supplemented or modified, and together with all schedules, annexes and exhibits thereto, and all confirmations exchanged pursuant to transactions entered into in connection therewith, the "***Swaps***"); and

(iv) the Super Senior Revolving Credit Facility Agreement, dated December 23, 2021 (the "***RCF Loan***").

This Term Sheet sets out various material terms and conditions of the Restructuring Transaction set forth by the members of a committee comprising certain unaffiliated holders or beneficial holders of Notes (or investment managers for such holders) of a majority of the 2026 Notes and the Existing 2025 Notes (each, a "***Committee Member***" and, collectively, the "***Committee***"). Liabilities under the RCF Loan, the 2026 Notes and the Swaps are subject to a certain intercreditor agreement dated August 8, 2017 (the "***Intercreditor Agreement***").

The Committee, Goldman Sachs International, Morgan Stanley Capital Services LLC and Nomura International PLC as counterparties to the Swaps (each, a "***Swap Counterparty***" and, collectively, the "***Swap Counterparties***"), GLAS Trust Company LLC (in its capacity as Agent under the Existing 2025 Notes NPA) (the "***2025 Notes Agent***"), GLAS Trust Corporation Limited (in its capacity as Security Agent under the Existing 2025 Notes NPA) (the "***2025 Notes Security Agent***"), Wilmington Trust, National Association (in its capacity as Trustee under the 2026 Notes Indenture) (the "***2026 Notes Trustee***") and Wilmington Trust (London) Limited (in its capacity as security agent under the Intercreditor Agreement (the "***ICA Security Agent***" and, together with the 2025 Notes Agent, the 2025 Notes Security Agent and the 2026 Notes Trustee, the "***Agents***") are referred to together as the "***Creditor Parties***" and collectively with the Issuer, the Company and the other Group Members, as the "***Parties***."

Transaction Overview

Purpose	The purpose of the Restructuring Transaction is to provide a financial restructuring that stabilizes the Group, right-sizes and deleverages the Group's balance sheet, and returns the Group to sustainable financial health. The Restructuring Transaction is contemplated to be effected in two general phases, the first involving the provision of interim financing on June 30, 2023 (the "**Interim Financing Date**") as a bridge to the second, which is the comprehensive financial restructuring of the Group.
Outcome	The Restructuring Transaction will effect the following changes to the Group's capital structure: - New Money 2025 Notes (defined below) of at least $30 million in tranches as described in "New Money 2025 Notes" below, and Existing 2025 Notes of $42 million; - Provision of Exit New Money (defined below) in the amount of up to $79 million in the form of preferred shares in the restructured Issuer; - New Junior Lien Notes equitized into 100% of the equity in the restructured Issuer; - Subject to modifications necessary to obtain commitments for the Exit New Money, RCF, Swaps and 2026 Notes to receive 5 year warrants for 10% of the fully-diluted equity of the restructured Issuer at an exercise price that represents a 5x multiple on invested capital; and - Net debt leverage ratio of at or <1.0 following completion of the Restructuring Transaction.
RCF Loan	The lender under the RCF (the "**RCF Lender**") provided with a pro rata opportunity (as a share of the aggregate amount of the claims of the RCF Lender (approximately $43 million), the claims of the Swap Counterparties (approximately $120.1 million) and the claims of the holders of the 2026 Notes (approximately $500 million), in each case including, without limitation, any accrued unpaid interest as of 30 June 2023) to acquire New Money 2025 Notes. To the extent that the RCF Lender purchases New Money 2025 Notes, on the issuance date of such New Money 2025 Notes, RCF Loan claims shall be exchanged for new notes due 2025 with a junior lien priority in respect of liens in favour of the holders of the New Money 2025 Notes (the "**New Money 2025 Noteholders**") and Existing 2025 Noteholders (each as defined below) in collateral interests securing each of the New Money 2025 Notes and the Existing 2025 Notes, respectively (the "**New Junior Lien Notes**") at a ratio equal to (A) $108.0 million minus (i) the principal amount of Existing 2025 Notes (and any accrued and/or capitalised interest thereon) plus (ii) the maximum amount of interest that has been or will be capitalised on such Existing 2025 Notes from their original issue date to August 31, 2023

	(excluding amounts otherwise included in clause (i)), to (B) $37 million, being the maximum principal amount of New Money 2025 Notes expected to be issued, where (A) is the amount of RCF Loan claims of the RCF Lender to be exchanged for an equal principal amount of New Junior Lien Notes and (B) is the principal amount of New Money 2025 Notes purchased by the RCF Lender (the "**Roll Up Ratio**"). The Roll Up Ratio shall be adjusted for any New Money 2025 Notes issued after August 31, 2023 based on the permitted lien capacity in the Group's existing financing documents for additional capitalized interest (including any capitalized interest on New Junior Lien Notes) after August 31, 2023. Total principal amount of New Junior Lien Notes to be approximately $66.2 million. If the RCF Lender participates in the New Money 2025 Notes, it will receive a backstop fee payable in equity in the restructured Issuer. Subject to modifications necessary to obtain commitments for the Exit New Money, if the RCF Lender elects not to participate in the New Money 2025 Notes, or to the extent that any part of the RCF Loan is not converted into New Junior Lien Notes, the RCF Lender will receive 5 year warrants for 10% of the fully-diluted equity of the restructured Issuer at an exercise price that represents a 5x multiple on invested capital. RCF otherwise extinguished pursuant to the Restructuring Transaction.
Swap liabilities	Equivalent treatment for Swap claims as for RCF Loans.
2026 Notes	Equivalent treatment for claims of holders of 2026 Notes (the "**2026 Noteholders**").
New Money 2025 Notes	Subject to the satisfaction of the conditions precedent described herein, the Issuer shall issue new money notes due 2025 in an aggregate principal amount of at least $30 million (which, for the avoidance of doubt, will not be issued with an original issue discount) (the "**New Money 2025 Notes**") in up to three tranches, as set out below: (i) On or before the Interim Financing Date, and subject to the satisfaction or waiver of the conditions precedent relating to the funding of the first tranche described in the "Conditions" section below (the "**Tranche 1 Conditions**"), the Issuer shall issue the first tranche of New Money 2025 Notes in an amount of not less than $17 million (subject to a use of proceeds schedule to be prepared by FTI and acceptable to the New Money 2025 Noteholders (acting reasonably), which shall include approximately $14 million to pay payroll and critical suppliers and which shall also include the amounts necessary to comply with the provision of this Term Sheet for payment of the fees and expenses of the professional advisors of (i) the AHG (as defined

	in the Existing 2025 Notes NPA (the "**2025 Notes AHG**") or its members, and (ii) the Committee) ("**Tranche 1**"); (ii) On or before July 31, 2023 or such later date as agreed by the Company and the New Money 2025 Noteholders as listed in the first confidential annexure, and subject to the satisfaction or waiver of the conditions precedent relating to the funding of the second tranche described in the "Conditions" section below (the "**Tranche 2 Conditions**"), the Issuer shall issue the second tranche of New Money 2025 Notes in an amount of not less than \$10 million ("**Tranche 2**"); and (iii) On or before August 31, 2023 or such later date as agreed by the Company and the New Money 2025 Noteholders, and subject to the satisfaction or waiver of the conditions precedent relating to the funding of the third tranche described in the "Conditions" section below (the "**Tranche 3 Conditions**"), the Issuer shall issue the third tranche of New Money 2025 Notes in an amount of not less than \$3 million ("**Tranche 3**"). Subject to customary limitations, exceptions, and de minimis thresholds to be agreed, the New Money 2025 Notes shall have a collateral and guarantee package that comprises (i) subsidiary guarantees at each of the Group's operating entities/jurisdictions (the "**New Money Guarantees**"), (ii) to the extent unencumbered (with "unencumbered" including in its meaning for this purpose an absence of any prohibition on granting a lien over the relevant asset where the beneficiary of that prohibition has not granted its consent thereto, which the Company shall use its best endeavours to procure), a first-lien security interest on all available collateral (whether presently existing or existing in the future and/or after-acquired) at each of the operating entities/jurisdictions, including, without limitation, in Argentina, Puerto Rico, Peru, Colombia, US, Spain and Brazil and other subsidiary guarantees and receivables, Brazilian receivables, EMEA receivables, US receivables, owned real estate, and any discrete businesses, (iii) (to the extent permitted) immediately junior liens to the extent such assets are already encumbered (including, without limitation, as the case may be, by the liens securing the Existing 2025 Notes), and (iv) (A) all unencumbered customer contracts and leases that do not require customer consent or notice to pledge and (B) to the extent that customer contracts and leases require consent or notice to pledge, such customer contracts and leases for which consent to pledge can be obtained or notice given without materially disrupting relationships with customers (which consents or notice the Group shall use best efforts to obtain or give to the extent the Company, the majority of the New Money 2025 Noteholders the majority of the Existing 2025 Noteholders and each of their respective advisors determine the Company will do so, acting in good faith) (collateral described in clauses (ii) and (iv) (to the extent not constituting Existing 2025 Notes Priority

	Collateral (as defined below) the "**New Money Notes Priority Collateral**")). Priority as between Existing 2025 Notes, New Money 2025 Notes and New Junior Lien Notes to be regulated through an intercreditor agreement. The New Money 2025 Notes (including the note purchase agreement under which they are issued and sold) will have identical terms (other than conforming changes relative to the collateral and guarantee package described above and the conditions precedent and other provisions in relation to the New Money 2025 Notes contemplated by this Term Sheet, or as otherwise required by the New Money 2025 Noteholders (as defined below) acting in good faith) to the modified terms of the Existing 2025 Notes (described below) and issued as a new series of notes (or as otherwise determined by the New Money 2025 Noteholders). Each New Money 2025 Noteholder, including those initial New Money 2025 Noteholders listed in the first confidential annexure, would participate in the New Money 2025 Notes on a several and not joint basis, and would not be responsible for funding any portion of the New Money 2025 Notes other than its individually committed amount. On terms to be agreed following analysis from FTI that (in the determination of the Company, the majority of the New Money 2025 Noteholders, the majority of the Existing 2025 Noteholders (as defined below) and each of their respective advisors, acting in good faith) are reasonably required to enable the operating subsidiaries of the Group to operate and access required cash balances in the ordinary course of their business and without materially disrupting relationships with customers or triggering material adverse tax consequences, the applicable operating subsidiaries of the Group would pay and otherwise direct proceeds from secured receivables into bank accounts opened in one or more jurisdictions to be agreed (including, without limitation, the United States, United Kingdom, and/or the Netherlands), with such bank accounts to be subject to security granted in favour of the holders of the New Money 2025 Notes, or will maintain minimum cash balances (in amounts to be agreed and in accounts subject to appropriate transaction security) in favour of the New Money 2025 Noteholders.
New Junior Lien Notes Collateral	A third-priority lien against the same collateral securing the New Money 2025 Notes (for the avoidance of doubt, the (i) collateral currently securing the Existing 2025 Notes will remain a first priority lien in relation to such collateral (the "**Existing 2025 Notes Priority Collateral**") and (ii) the Existing 2025 Notes will have a second priority lien over the New Money Notes Priority Collateral).
Existing 2025 Notes	Existing 2025 Notes NPA and other documents to be amended in relation to collateral and covenants as required by the holders of the Existing 2025 Notes to include, among other things, (i) elimination of all negative covenant

	baskets and exceptions and other modifications in respect of events of default and other provisions (other than in respect of exceptions specifically required to not breach the Group's existing financing and other contractual arrangements or to permit the Group to operate in the ordinary course of business in light of the Company's current circumstances), and (ii) limitations on cash in controlled accounts. Existing 2025 Notes to be otherwise enhanced, including, without limitation, on terms to be agreed following analysis from FTI that (in the determination of the Company, the majority of the New Money 2025 Noteholders, the majority of the Existing 2025 Noteholders and each of their respective advisors, acting in good faith) are reasonably required to enable the operating subsidiaries of the Group to operate and access required cash balances in the ordinary course of their business and without materially disrupting relationships with customers or triggering material adverse tax consequences, by requiring the operating subsidiaries of the Group to pay and otherwise direct proceeds from secured receivables into bank accounts opened in one or more jurisdictions to be agreed (including, without limitation, the United States, United Kingdom, and/or the Netherlands), with such bank accounts to be subject to security granted in favour of the holders of the Existing 2025 Notes (the "**Existing 2025 Noteholders**"), or will maintain minimum cash balances (in amounts to be agreed and in accounts subject to appropriate transaction security) in favour of the Existing 2025 Noteholders. The Existing 2025 Notes shall benefit from second-priority liens on the New Money Notes Priority Collateral and guarantees from any New Money Notes Guarantors that are not guarantors of the Existing 2025 Notes as of the date of this Term Sheet or any subsequent New Money Notes Guarantors. The Existing 2025 Noteholders shall have the option for the Company to (x) refinance the Existing 2025 Notes NPA with a true sale facility providing for the sale of receivables to a special purpose vehicle as promptly as practicable following the date of this Term Sheet, on terms to be agreed between the Company and 85% or more of the Existing 2025 Noteholders that (in the determination of the Company, such Existing 2025 Noteholders and each of their respective advisors, acting in good faith) are reasonably required taking into account the permissions under the Group's existing financing and other contractual arrangements and the impact of such a transaction on the Group's relationships with its customers, or (y) provide alternative enhancements reasonably acceptable to such Existing 2025 Noteholders in consultation with the Company and its advisors, acting in good faith. The Existing 2025 Notes NPA to be amended to provide for the same make-whole premium provision currently payable in favour of members of the

	2025 Notes AHG to all holders of those Existing 2025 Notes, and in order to conform with the terms of this Term Sheet. Existing 2025 Notes otherwise roll on existing terms as part of the Restructuring Transaction.
Existing 2025 Notes Consent Consideration	All Existing 2025 Noteholders that consent to the amendments to the Existing 2025 Notes and the issuance of the New Money 2025 Notes on the terms set out in this Term Sheet would receive a fee calculated as 50bps of their holdings of Existing 2025 Notes as at the date of this Term Sheet, payable in kind.
Listing	The Issuer will promptly obtain and thereafter maintain admission to listing of the New Money 2025 Notes and (prior to the time, if any, that they are equitized) the New Junior Lien Notes, and admission of the New Money 2025 Notes and (prior to the time, if any, that they are equitized) the New Junior Lien Notes to trading, on an internationally recognised stock exchange, trading platform or quotation system as the Issuer may decide (provided that such exchange, trading platform or quotation system at all times constitutes a "recognised stock exchange" for the purposes of section 1005 of the UK Income Tax Act 2007), and give notice of the identity of such stock exchange, trading platform and/or quotation system to the holders of the New Money 2025 Notes and (prior to the time, if any, that they are equitized) the New Junior Lien Notes.
Local Facilities	Rolled on existing terms potentially with adjustments to reflect restructured business as agreed by the respective local facility lenders, the Company, and the Committee.
New Junior Lien Notes Treatment	New Junior Lien Notes to be equitized into 100% of equity (subject to dilution from: (i) a management and director incentive plan; and (ii) any equity interest provided in exchange for Exit New Money of the reorganised company as part of the Restructuring Transaction).
Exit New Money	New money investment at emergence from restructuring (the "**Exit New Money**") to be sized based upon need for go-forward business plan ($79 million, based on Company forecast of $109 million base case new money need less $30 million of interim funding, but subject to change). Exit New Money to be provided by RCF Lender / Swap Counterparties / 2026 Noteholders whether or not they participated in the New Money 2025 Notes (participations to be offered on a pro rata basis) and / or third parties and / or holders of New Money 2025 Notes as part of and conditional on completion of the Restructuring Transaction. Exit New Money to be provided by way of issuance of preferred shares (subject to change) with terms to be determined.

	To the extent that Exit New Money is backstopped by Creditor Parties that enter into this Term Sheet, they shall receive a customary backstop fee.
Dividends	No dividends shall be paid until the Existing 2025 Notes and New Money 2025 Notes are repaid in full.
Releases	Subject to consummation of the Restructuring Transaction, releases from liability, to be in a form agreed by the Company and the Committee, for: - each Creditor Party participating in the Restructuring Transaction with respect to any and all matters relating to the Group, including, without limitation, any and all actions or omissions in relation to the negotiation and implementation of the Restructuring Transaction; and - each Group Member (including the Company) and each director or officer of each Group Member (including the Company) with respect to actions or omissions in relation to the negotiation and implementation of the Restructuring Transaction from a date not later than the date of this Term Sheet until implementation of the Restructuring Transaction, save in the event of fraud, wilful misconduct, dishonesty or gross negligence. Without limiting the foregoing, all rights shall be reserved with respect to any available remedies, directly or indirectly, against the Company's direct or indirect/beneficial shareholders.
Pre-existing equity	Extinguished (including warrants issued to holders of Existing 2025 Notes); Atento SA to go dark.
Structuring	The Company and the Committee shall co-operate in good faith to structure the Restructuring Transaction and related transactions in a tax efficient manner so as to ensure that any benefits (including, without limitation, tax benefits and tax losses or other similar tax attributes) are preserved for the Creditor Parties participating in the New Money 2025 Notes and the New Junior Lien Notes and other Creditor Parties that consent to the terms of the Restructuring Transaction by acceding to a restructuring support agreement. The board of directors of the parent of the Group, as reorganized, shall be selected by the pro forma equity holders in a manner to be determined.
Conditions	Issuance of each tranche of the New Money 2025 Notes is conditional on the following (unless waived by holders holding between them in excess of 50% of each of (i) the aggregate commitments to provide New Money 2025 Notes and (ii) the Existing 2025 Notes, each acting reasonably): <u>Tranche 1 Conditions:</u> - Execution of a consent request by and between the Company and in excess of 85% of the Existing 2025 Noteholders. - Execution of a restructuring support agreement, by and among (i) the Company, (ii) in excess of 85% of the Existing 2025 Noteholders, and (iii) such other Creditor Parties as are required to implement the Restructuring Transaction as determined jointly by the Committee and the Company, including, without limitation:

	○ limitations to be agreed upon the Group's ability to engage in transactions outside the ordinary course of business; and ○ undertakings by the Company to provide all necessary assistance to ensure the Restructuring Transaction is implemented in a timely manner and consistent with this Term Sheet. - The Group's top 10 customers globally (as listed in the second confidential annexure to this Restructuring Term Sheet and excluding Telefonica) provide written commitment or other assurances acceptable to the subscribers of the New Money 2025 Notes in their sole discretion to maintain substantially similar volumes (or substantially similar market / wallet share) with the Group for a period of not less than 12 months from the date of this Restructuring Term Sheet. - The Company shall provide a 13-week cash flow forecast as is customary for financings of this type. - The Company shall pay the fees and expenses of the 2025 Notes AHG and the Committee, including, without limitation, the fees of Rothschild & Co, Hogan Lovells and local counsel to the 2025 Notes AHG and the Committee, in relation to their representation of the 2025 Notes AHG and the Committee, including, without limitation, (i) on or before the Interim Financing Date, the fees and expenses of the 2025 Notes AHG and the Committee incurred on or before the date of this Term Sheet in connection with the Restructuring Transaction, and the financing of the Existing 2025 Notes and related matters; and (ii) from and after the Interim Financing Date, on an ongoing basis, incurred after the date of this Term Sheet through to the completion of the Restructuring Transaction and for post-closing matters, and other related matters. - Perfection and implementation of the collateral and guarantee package in connection with the New Money 2025 Notes (or grant of security to the extent third party consents are required which cannot be obtained prior to funding after the use of best efforts to obtain such consents). - The Company will use best efforts to pledge in favour of the New Money 2025 Noteholders, the $7 million of Brazil accounts receivable that cannot otherwise be pledged without client consent, provided such pledge can (in the determination of the Company, the majority of the New Money 2025 Noteholders, the majority of the Existing 2025 Noteholders and each of their respective advisors, acting in good faith) be granted without materially disrupting relationships with such customers.

	Tranche 2 Conditions: - The Group's top 10 customers globally, excluding Telefonica (as listed in the second confidential annexure to this Term Sheet and excluding the customer listed in the below bullet point) provide written commitment or other assurances acceptable to the subscribers to the New Money 2025 Notes in their sole discretion to maintain substantially similar volumes (or substantially similar market / wallet share) with the Group for a period of not less than 12 months from the date of this Term Sheet. - The Company shall provide a 13-week cash flow forecast as is customary for financings of this type. - Written commitment or other assurances from Telefonica to maintain substantially similar market / wallet share with the Group for a period of not less than 12 months from the date of this Term Sheet. - The Company to facilitate meetings between the New Money 2025 Noteholders and at least 5 of the Group's top 10 customers that have ongoing 2023 contract renewals, with the terms of such contract renewals being acceptable to the subscribers to the New Money 2025 Notes in their sole discretion. Tranche 3 Conditions: - The Company shall provide a 13-week cash flow forecast as is customary for financings of this type. - Satisfaction of any Tranche 1 Conditions and/or Tranche 2 Conditions previously waived by holders holding between them in excess of 50% of each of (i) the aggregate commitments to provide New Money 2025 Notes and (ii) the Existing 2025 Notes. Completion of the Restructuring Transaction is conditional on the obtaining of written commitments or other assurances acceptable to the subscribers to the New Money 2025 Notes in their sole discretion from the Group's top 10 customers globally to maintain substantially similar volumes (or substantially similar market / wallet share) with the Group for a period of not less than 12 months from the date of this Term Sheet. The Restructuring Transaction to otherwise be subject to timelines, milestones and other conditions customary for a restructuring of this nature or otherwise as required by the subscribers to the New Money 2025 Notes.
Governing Law and Jurisdiction	This Term Sheet as well as any non-contractual obligations arising out of it is governed by and to be interpreted in accordance with English law. The English courts shall have exclusive jurisdiction.

SCHEDULE 6
RESTRUCTURING MILESTONES

No.	Milestone	Date
1.	The New Money 2025 Notes Documents shall be executed by, amongst others, the Issuer, the Company and the New 2025 Notes Purchasers	On or around the date of this Agreement
2.	The Issuer shall issue Tranche 1 of the New Money 2025 Notes in accordance with the New Money 2025 Notes Documents and the Restructuring Term Sheet, subject to the satisfaction, or waiver, of the Tranche 1 Conditions	On or around the date of this Agreement
3.	The Issuer shall issue Tranche 2 of the New Money 2025 Notes in accordance with the New Money 2025 Notes Documents and the Restructuring Term Sheet, subject to the satisfaction, or waiver, of the Tranche 2 Conditions	On or before 31 July 2023
4.	The Issuer and the Ad-Hoc Group agree any changes to the Restructuring Term Sheet that the Ad-Hoc Group believes are necessary (acting in good faith) to assist with the implementation of the Restructuring.	On or before 17 July 2023 (the "**Term Sheet Amendment Deadline**")
5.	The Issuer shall issue Tranche 3 of the New Money 2025 Notes in accordance with the New Money 2025 Notes Documents and the Restructuring Term Sheet, subject to the satisfaction, or waiver, of the Tranche 3 Conditions	On or before 31 August 2023
6.	The sanction hearing in respect of the In-Court Proceedings shall occur	On or before 31 October 2023

SCHEDULE 7
INDEBTEDNESS

1. The SSRCF.
2. The 2026 Notes.
3. The Existing 2025 Notes.
4. GSI Master Agreement with a closed-out amount of US$ 76,955,359.
5. MS Master Agreement with a closed-out amount of US$ 19,970,394.
6. Nomura Master Agreement with a closed-out amount of US$ 23,144,794.
7. BRL 50,000,000 credit facility dated 26 August 2020, as amended and restated on 22 February 2021, 22 February 2022 and 31 March 2023 between Banco ABC Brasil S.A. as lender and Atento Brasil S.A. as borrower ("**BRL 50m Banco ABC Brasil Facility**").
8. BRL 35,000,000 credit facility dated 15 December 2020, as amended and restated on 14 June 2021, 9 June 2022 and 31 March 2023 between Banco ABC Brasil S.A. as lender and Atento Brasil S.A. as borrower ("**BRL 35m Banco ABC Brasil Facility**").
9. BRL 30,000,000 facility agreement dated 9 September 2020, as amended and restated on 26 February 2021, 26 August 2021, 26 August 2022 and 24 November 2022 between Banco do Brasil S.A. as lender and Atento Brasil S.A. as borrower.
10. BRL 55,000,000 facility agreement dated 26 November 2021, as amended and restated on 28 November 2022 between Banco Bradesco S.A. as lender and Atento Brasil S.A. as borrower ("**BRL 55m Banco Bradesco Facility**").
11. BRL 9,998,200 facility agreement dated 5 August 2020 between Banco de Lage Landen Brasil S.A. as lender and Atento Brasil S.A. as borrower.
12. BRL 49,745,319.83 factoring facility dated 17 March 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
13. BRL 9,776,331.84 factoring facility dated 20 March 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
14. BRL 31,151,477.06 factoring facility dated 3 April 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
15. BRL 5,860,072.93 factoring facility dated 3 April 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.

    BRL 18,975,609.51 factoring facility dated 4 May 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.

    BRL 15,935,611.43 factoring facility dated 4 May 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.

    BRL 7,676,334.16 factoring facility dated 4 May 2023 between Banco Daycoval S.A. as lender and Atento Brasil S.A. as borrower.
16. USD 1,600,000 factoring facility between Novicap as lender and Atento Teleservicios Espana S.A.U. as borrower.
17. PER 5,000,000 factoring facility dated 26 May 2023 between Santander as lender and Teleatento del Peru S.A.C. as borrower.
18. USD 7,600,000 credit line between Prestige Factoring Facilities as lender and Atento Puerto Rico, Inc. as borrower ("**Puerto Rico Prestige Factoring**").

19. USD 17,000,000 factoring facility between Prestige Factoring Facilities as lender and Contact US Teleservices, Inc. as borrower ("**US Prestige Factoring**").

20. USD 3,700,000 facility agreement dated 21 May 2018 between Teleatento Del Peru S.A.C. as lender and Atento Colombia S.A. as borrower.

21. COP 10,000,000,000 facility agreement dated 15 December 2022 between Bancolombia S.A as lender and Atento Colombia S.A. as borrower.

22. COP 4,500,000,000 facility agreement dated 11 May 2022 between Bancolombia S.A. as lender and Atento Colombia S.A. as borrower.

23. USD 1,000,000 facility agreement dated 25 November 2022 between Banco de America Central - BAC El Salvador as lender and Atento El Salvador SA de CV as borrower.

24. USD 700,000 facility agreement dated 25 January 2023 between Banco Agrícola, S.A.as lender and Atento El Salvador SA de CV as borrower.

25. USD 475,000 facility agreement dated 28 February 2023 between Banco de América Central - BAC El Salvador as lender and Atento El Salvador SA de CV as borrower.

26. USD 36,292 finance lease dated 1 April 2021 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

27. USD 56,906 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

28. USD 166,165 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

29. USD 252,787 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

30. USD 136,988 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL] as lessor and Teleatento del Peru S.A.C. as lessee.

31. USD 381,732 finance lease dated 1 November 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

32. USD 242,419 finance lease dated 1 April 2021 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

33. USD 31,328 finance lease dated 1 February 2022 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

34. USD 117,110 finance lease dated 1 January 2022 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

35. USD 81,514 finance lease dated 1 July 2019 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

36. USD 2,317 finance lease dated 1 July 2019 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

37. USD 1,824 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

38. USD 6,537 finance lease dated 1 August 2020 between Hewlett Packard Peru SRL as lessor and Teleatento del Peru S.A.C. as lessee.

39. USD 14,639 finance lease dated 1 March 2022 between CSI Renting Peru S.A.C. as lessor and Teleatento del Peru S.A.C. as lessee.

40. USD 123,289 finance lease dated 1 June 2021 between CSI Renting Peru S.A.C as lessor and Teleatento del Peru S.A.C. as lessee.

41. USD 80,540 finance lease dated 1 January 2020 between HP Financial Services (Chile) Limitada as lessor and Atento Chile S.A. as lessee.

42. USD 16,506 finance lease dated 1 January 2020 between HP Financial Services (Chile) Limitada as lessor and Atento Chile S.A. as lessee.

43. USD 26,807 finance lease dated 1 August 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

44. USD 87,229 finance lease dated 1 December 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

45. USD 85,920 finance lease dated 1 August 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

46. USD 229,294 finance lease dated 1 August 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

47. USD 29,295 finance lease dated 1 January 2020 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

48. USD 40,618 finance lease dated 1 August 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

49. USD 51,467 finance lease dated 1 January 2020 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

50. USD 250,580 finance lease dated 1 November 2019 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

51. USD 70,115 finance lease dated 1 March 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

52. USD 175,314 finance lease dated 1 May 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

53. USD 17,007 finance lease dated 1 May 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

54. USD 87,340 finance lease dated 1 August 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

55. USD 123,816 finance lease dated 1 July 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

56. USD 654,321 finance lease dated 1 August 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

57. USD 94,149 finance lease dated 1 September 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

58. USD 443,088 finance lease dated 1 November 2021 between HP Financial Services Colombia as lessor and Atento Colombia S.A. as lessee.

59. COP 2,414,880,000 finance lease dated 30 June 2022 between COEM Controles Empresariales SAS as lessor and Atento Colombia S.A. as lessee.

60. COP 1,619,712,000 finance lease dated 30 June 2022 between Tecnologia Informatica Tecinf SAS as lessor and Atento Colombia S.A. as lessee.

61. COP 756,576,000 finance lease dated 1 September 2022 Tecnologia Informatica Tecinf SAS as lessor and Atento Colombia S.A. as lessee.

62. COP 1,207,520,280 finance lease dated 26 August 2022 between Banco Occidente S.A as lessor and Atento Colombia S.A. as lessee.

63. COP 1,423,389,386 finance lease dated 30 November 2022 between Banco Occidente S.A as lessor and Atento Colombia S.A. as lessee.

64. COP 648,856,944 finance lease dated 13 December 2022 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.

65. COP 559,154,916 finance lease dated 10 January 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.

66. COP 1,644,474,996 finance lease dated 19 January 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.

67. COP 185,661,360 finance lease dated 12 February 2023 between Banco Occidente S.A. as lessor and Atento Colombia S.A. as lessee.

68. BRL 325,003 finance lease dated 26 March 2020 between HP Financial Services Arrendamento Mercantil SA. as lessor and Atento Brasil S.A. as lessee.

69. BRL 11,835,225 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

70. BRL 96,414 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

71. BRL 125,309 finance lease dated 17 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

72. BRL 1,555,728 finance lease dated 30 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

73. BRL 1,315,974 finance lease dated 23 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

74. BRL 632,158 finance lease dated 23 March 2020 HP Financial Services Arrendamento Mercantil SAas lessor and Atento Brasil S.A. as lessee.

75. BRL 396,171 finance lease dated 23 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

76. BRL 552,646 finance lease dated 12 March 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

77. BRL 756,834 finance lease dated 3 June 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

78. BRL 57,647 finance lease dated 23 June 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

79. BRL 822,504 finance lease dated 23 June 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

80. BRL 489,033 finance lease dated 10 June 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

81. BRL 870,690 finance lease dated 30 July 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

82. BRL 6,490,925 finance lease dated 18 August 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

83. BRL 452,285 finance lease dated 23 September 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

84. BRL 381,261 finance lease dated 28 October 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

85. BRL 442,613 finance lease dated 27 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

86. BRL 118,058 finance lease dated 24 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

87. BRL 4,928,883 finance lease dated 23 December 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

88. BRL 351,434 finance lease dated 27 November 2020 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

89. BRL 311,055 finance lease dated 24 February 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

90. BRL 360,763 finance lease dated 24 February 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

91. BRL 10,623,099 finance lease dated 30 April 2021 between HP Financial Services Arrendamento Mercantil SA as lessor and Atento Brasil S.A. as lessee.

92. BRL 11,499,755 finance lease dated 2 March 2021 between CSILatina Arrendamento Mercantil S.A. as lessor and Atento Brasil S.A. as lessee.

93. BRL 5,853,674 finance lease dated 31 May 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

94. BRL 362,923 finance lease dated 14 June 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

95. BRL 3,007,199 finance lease dated 21 September 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

96. BRL 1,964,624 finance lease dated 6 October 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

97. BRL 6,457,176 finance lease dated 18 May 2022 between CSILatina Arrendamento Mercantil S.A as lessor and Atento Brasil S.A. as lessee.

98. BRL 2,190,820.02 finance lease dated 21 October 2021 between CSILatina Arrendamento Mercantil S.A as lessor and Interfile Serviços de BPO Ltda as lessee.

99. BRL 6,490,965.74 finance lease dated 23 September 2022 between Banco Daycoval S.A. as lessor and Atento Brasil S.A. as lessee.

100. ARS 677,698,100 overdraft accounts dated 29 June 2023 between Industrial and Commercial Bank of China (Argentina) S.A.U as lender and Atento Argentina S.A. as borrower.

SCHEDULE 8
SECURITY

<table>
<tr><th>INDEBTEDNESS</th><th>SECURITY</th></tr>
<tr><td>SSRCF</td><td rowspan="5"><u>Bank Accounts (held by):</u>
Atento Atención y Servicios, S.A. de C.V. (Mexico)
Atento México Holdco, S. de R.L. de C.V. (Mexico)
Atento Teleservicios España, S.A.U. (Spain)

<u>Shares (over the shares held in):</u>
Atento Argentina, S.A. (Argentina)
Atento Brasil S.A. (Brazil)
Atento Holding Chile S.A. (Chile)
Atento Chile S.A. (Chile)
Atento Colombia S.A. (Colombia)
Atento Luxco 1 (Luxembourg)
Atento Atención y Servicios, S.A. de C.V. (Mexico)
Atento México Holdco, S. de R.L. de C.V. (Mexico)
Atento Servicios, S.A. de C.V. (Mexico)
Atento Teleservicios España, S.A.U. (Spain)
Atento Impulsa, S.A.U. (Spain)
Atento Servicios Técnicos y Consultoría, S.A.U. (Spain)
Atento Servicios Auxiliares de Contact Center, S.A.U. (Spain)
Teleatento del Perú S.A.C. (Peru)</td></tr>
<tr><td>GS Swap Agreement</td></tr>
<tr><td>MS Swap Agreement</td></tr>
<tr><td>Nomura Swap Agreement</td></tr>
<tr><td>2026 Notes</td></tr>
<tr><td>Existing 2025 Notes</td><td><u>Bank Accounts & Receivables (held by):</u>
Atento Brasil S.A. (Brazil)
Atento Chile S.A. (Chile)
Atento Colombia S.A. (Colombia)
Atento Atención y Servicios, S.A. de C.V. (Mexico)
Atento México Holdco, S. de R.L. de C.V. (Mexico)
Atento Servicios, S.A. de C.V. (Mexico)</td></tr>
</table>

	Teleatento del Perú S.A.C. (*Peru*)
BRL 35m Banco ABC Brasil Facility	Atento Brasil S.A. has committed to provide fiduciary liens of certain bank accounts, into which four clients pay their invoices.
BRL 50m Banco ABC Brasil Facility	Atento Brasil S.A. has committed to provide fiduciary liens of certain bank accounts, into which four clients pay their invoices.
BRL 55m Banco Bradesco Facility	Atento Brasil S.A. has committed to provide fiduciary liens of certain bank accounts, into which six clients pay their invoices.
Puerto Rico Prestige Factoring	Accounts, inventory, machinery and equipment, instruments, documents, chattel paper and general intangibles (as defined in the UCC) of Contact US Teleservices, Inc.
US Prestige Factoring	Accounts, inventory, machinery and equipment, instruments, documents, chattel paper and general intangibles (as defined in the UCC) of Atento Puerto Rico, Inc.

SCHEDULE 9
INVESTMENTS

None

SCHEDULE 10
AFFILIATE TRANSACTIONS

1. EUR 25,448,000 intercompany loan dated 16 May 2014 between Atento Luxco 1 S.A. as lender and Atalaya Luxco Midco Sarl as borrower.
2. USD 5,000,000 intercompany loan dated 28 August 2018 between Atento Teleservicios Espana as lender and Atalaya Luxco Midco Sarl as borrower.
3. MXN 38,577,386 intercompany loan dated 8 May 2020 between Atento Mexico Holdco S. de R.L. de C.V. as lender and Atento Atencion y Servicios S.A. de C.V. as borrower.
4. EUR 890,018.03 intercompany loan dated 29 December 2017 between Atento Spain Holdco S.L.U as lender and Atento B.V. as borrower.
5. USD 500,000 intercompany loan dated 31 December 2021 between Atento de Guatemala S.A. as lender and Atento Centroamerica S.A. as borrower.
6. USD 3,700,000 intercompany loan dated 21 May 2018 between Teleatento del Peru S.A.C. as lender and Atento Colombia S.A. as borrower.
7. USD 500,000 intercompany loan dated 14 January 2015 between Atento Mexico Holdco S. de R.L. de C.V. as lender and Atento Servicios Costa Rica S.A. as borrower.
8. USD 25,000,000 intercompany loan dated 1 November 2021 between Atento El Salvador S.A. de C.V. as lender and Atento de Guatemala S.A. as borrower.
9. USD 400,000 intercompany loan dated 5 November 2015 between Atento Panama S.A. as lender and Atento de Guatemala S.A. as borrower.
10. USD 10,000,000 intercompany loan dated 1 January 2015 between Atento Servicios Costa Rica S.A. as lender and Atento de Guatemala S.A. as borrower.
11. CLP 6,432,000 intercompany loan dated 13 March 2009 between Atento Chile S.A. as lender and Atento Holding Chile S.A. as borrower.
12. EUR 114,493,501 intercompany loan dated 3 December 2012 between Atalaya Luxco Midco Sarl as lender and Atento Luxco 1 S.A. as borrower.
13. EUR 75,000,000 intercompany loan dated 3 December 2012 between Atalaya Luxco Midco Sarl as lender and Atento Luxco 1 S.A. as borrower.
14. EUR 1,000,000 intercompany loan dated 17 July 2017 between Atento S.A. as lender and Atento Luxco 1 S.A. as borrower.
15. USD 3,322,935 intercompany loan dated 17 July 2017 between Atento Spain Holdco, S.L.U. as lender and Atento Luxco 1 S.A. as borrower.
16. USD 1,270,000 intercompany loan dated 28 July 2017 between Atento Spain Holdco, S.L.U. as lender and Atento Luxco 1 S.A. as borrower.
17. USD 1,898,820 intercompany loan dated 22 September 2017 between Atento Spain Holdco, S.L.U. as lender and Atento Luxco 1 S.A. as borrower.
18. EUR 994,286.69 intercompany loan dated 5 February 2018 between Atento Teleservicios Espana S.A.U. as lender and Atento Luxco 1 S.A. as borrower.
19. EUR 2,194,286.69 intercompany loan dated 2 August 2018 between Atento Teleservicios Espana S.A.U. as lender and Atento Luxco 1 S.A. as borrower.
20. USD 10,000,000 intercompany loan dated 29 January 2019 between Teleatento del Peru S.A.C. as lender and Atento Luxco 1 S.A. as borrower.

21. MXN 1,460,739,907.89 intercompany loan dated 29 January 2013 between Atento Luxco 1 S.A. as lender and Atento Mexico Holdco S. de R.L. de C.V. as borrower.

22. USD 5,000,000 intercompany loan dated 20 May 2020 between Atento Luxco 1 S.A. as lender and Atento Mexico Holdco S. de R.L. de C.V. as borrower.

23. USD 3,000,000 intercompany loan dated 2 July 2019 between Atento Spain Holdco, S.L.U as lender and Atento S.A. as borrower.

24. MXN 120,000,000 intercompany loan dated 20 May 2020 between Atento Luxco 1 S.A. as lender and Atento Servicios S.A. de C.V. as borrower.

25. EUR 1,500,000 intercompany loan dated 20 April 2020 between Atento Teleservicios Espana S.A.U. as lender and Atento Spain Holdco, S.L.U. as borrower.

26. EUR 1,000,000 intercompany loan dated 26 March 2020 between Atento Teleservicios Espana S.A.U. as lender and Atento Spain Holdco, S.L.U. as borrower.

27. EUR 994,509.03 intercompany loan dated 29 December 2017 between Atento B.V. as lender and Atento Spain Holdco 2, S.L.U. as borrower.

28. EUR 434,500 intercompany loan dated 12 December 2012 between Atento B.V. as lender and Atento Spain Holdco 2, S.L.U. as borrower.

29. EUR 21,431,315 intercompany loan dated 12 December 2012 between Atento Holding Chile S.A. as lender and Atento Spain Holdco 2, S.L.U. as borrower.

30. EUR 4,000,000 intercompany loan dated 15 July 2015 between Atento Teleservicios Espana S.A.U. as lender and Atento Spain Holdco 2, S.L.U. as borrower.

31. EUR 2,600,000 intercompany loan dated 19 December 2016 between Atento Teleservicios Espana S.A.U. as lender and Atento Spain Holdco 6, S.L.U. as borrower.

32. EUR 7,500,000 intercompany loan dated 20 December 2012 between Atento Spain Holdco 2, S.L.U. as lender and Atento Spain Holdco, S.L.U. as borrower.

33. USD 5,000,000 intercompany loan dated 29 August 2018 between Teleatento del Peru S.A.C. as lender and Atento Spain Holdco, S.L.U. as borrower.

34. EUR 4,000,000 intercompany loan dated 29 November 2012 between Atento B.V. as lender and Atento Teleservicios Espana, S.A.U. as borrower.

35. EUR 26,148,000 intercompany loan dated 28 November 2012 between Atento B.V. as lender and Atento Teleservicios Espana, S.A.U. as borrower.

36. EUR 2,962,616.32 intercompany loan dated 30 November 2012 between Atento B.V. as lender and Atento Teleservicios Espana, S.A.U. as borrower.

37. EUR 1,000,000 intercompany loan dated 29 August 2018 between Atento Servicios Auxiliares, S.A.U. as lender and Atento Teleservicios Espana, S.A.U. as borrower.

38. EUR 2,500,000 intercompany loan dated 29 August 2018 between Atento Servicios Tecnicos y Consultoria, S.A.U. as lender and Atento Teleservicios Espana, S.A.U. as borrower.

39. USD 3,000,000 intercompany loan dated 23 August 2019 between Teleatento del Peru, S.A.C. as lender and Contact US Teleservices, Inc. as borrower.

40. USD 2,500,000 intercompany loan dated 18 October 2019 between Teleatento del Peru, S.A.C. as lender and Contact US Teleservices, Inc. as borrower.

41. USD 645,060.62 intercompany loan dated 3 January 2022 between Atento Argentina S.A. as lender and Atento Chile S.A. as borrower.

42. USD 1,442,673 intercompany loan dated 29 July 2022 between Atento Chile S.A. as lender and Atento Brasil S.A. as borrower.

43. BRL 716,578,499.99 intercompany loan dated 9 August 2017 between Atento Luxco 1 S.A. as lender and Atento Brasil S.A. as borrower.

44. USD 900,000 intercompany loan dated 27 December 2022 between Atento Servicios S.A. de C.V. as lender and Atento Brasil S.A. as borrower.

45. USD 5,000,000 intercompany loan dated 15 December 2021 between Atento Teleservicios Espana S.A.U. as lender and Atento Brasil S.A. as borrower.

46. BRL 10,000,000 intercompany loan dated 24 August 2021 between Interfile Servicos de BPO Ltda. as lender and Atento Brasil S.A. as borrower.

47. BRL 10,000,000 intercompany loan dated 27 May 2022 between Interfile Servicos de BPO Ltda. as lender and Atento Brasil S.A. as borrower.

48. BRL 10,000,000 intercompany loan dated 24 August 2021 between Interservicer – Servicos em Credito Imobiliario Ltda. as lender and Atento Brasil S.A. as borrower.

49. USD 10,000,000 intercompany loan dated 25 October 2021 between Teleatento del Peru S.A.C. as lender and Atento Brasil S.A. as borrower.

50. USD 1,299,970.82 intercompany loan dated 28 July 2022 between Atento Brasil S.A. as lender and Atento Luxco 1 S.A. as borrower.

51. USD 5,000,000 intercompany loan dated 27 July 2022 between Atento Brasil S.A. as lender and Atento Luxco 1 S.A. as borrower.

52. USD 2,961,939 intercompany loan dated 28 July 2022 between Atento Brasil S.A. as lender and Atento Luxco 1 S.A. as borrower.

53. USD 4,400,000 intercompany loan dated 3 August 2022 between Atento Brasil S.A. as lender and Atento Luxco 1 S.A. as borrower.

54. BRL 10,300,000 intercompany loan dated 2 September 2016 between Atento Brasil S.A. as lender and R Brasil Solucoes S.A. as borrower.

55. BRL 10,000,000 intercompany loan dated 12 January 2022 between Atento Brasil S.A. as lender and R Brasil Solucoes S.A. as borrower.

SCHEDULE 11
LIQUIDATIONS

1. Liquidation of Sucursal Argentina.

2. Liquidation of Atento Nicaragua S.A..